EXHIBIT 99.2

BCE INC.

2003 MANAGEMENT PROXY CIRCULAR

Notice of 2003 Annual Meeting and Management Proxy Circular

YOUR VOTE IS IMPORTANT! We make it as easy as...
By phone or on the Web The easiest and quickest way: visit www.bce.ca or call the number on your proxy form.
By mail or fax Mail: fill in the proxy form, date it and mail it in the pre-addressed envelope. Fax: Registered shareholders, see Question No. 17(1)(d); Non-registered shareholders, see Question No. 18(1).
In person Registered shareholders, see Question No. 17(2). Non-registered shareholders, see Question No. 18(2).

Notice of 2003 Annual Meeting
QUESTIONS AND ANSWERS ON VOTING AND PROXIES
Voting by Registered Shareholders
Voting by Non-Registered Shareholders
BUSINESS TO BE TRANSACTED AT THE MEETING
Presentation of Financial Statements
Election of Directors
Appointment of Auditors
Other Business
NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES
REPORT OF THE AUDIT COMMITTEE
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Directors’ Attendance Record
Statement of Corporate Governance Practices
REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
Report on Directors’ Compensation
Report on Officers’ Compensation
EXECUTIVE COMPENSATION TABLE
BELL CANADA CAPITAL EFFICIENCY INCENTIVE PLAN
STOCK OPTIONS
PENSION ARRANGEMENTS
TERMINATION AND OTHER EMPLOYMENT ARRANGEMENTS
Shareholder Return Performance Graphs
Officers’ and Directors’ Indebtedness
REPORT OF THE PENSION FUND COMMITTEE
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
ADDITIONAL INFORMATION
Canadian Ownership and Control Regulations
2004 SHAREHOLDER PROPOSALS
INVESTOR RELATIONS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

Letter from the Chairman of the Board and the President and Chief Executive Officer	1
Notice of 2003 Annual Meeting	2
Questions and Answers on Voting and Proxies	3
Voting by Registered Shareholders	5
Voting by Non-Registered Shareholders	5
Business to be Transacted at the Meeting	6
Presentation of Financial Statements	6
Election of Directors	6
Appointment of Auditors	6
Other Business	6
Nominees for Election as Directors and Their Beneficial Ownership of Voting Securities	7
Report of the Audit Committee	11
Report of the Corporate Governance Committee	13
Directors’ Attendance Record	13
Statement of Corporate Governance Practices	14
Report of the Management Resources and Compensation Committee	21
Report on Directors’ Compensation	21
Report on Officers’ Compensation	23
Executive Compensation Table	28
Bell Canada Capital Efficiency Incentive Plan	30
Stock Options	31
Pension Arrangements	32
Termination and Other Employment Arrangements	33
Shareholder Return Performance Graphs	34
Officers’ and Directors’ Indebtedness	34
Report of the Pension Fund Committee	35
Directors’ and Officers’ Liability Insurance	36
Additional Information	36
Canadian Ownership and Control Regulations	36
2004 Shareholder Proposals	36
Investor Relations	36

Dear Shareholder:

You are invited to attend our Annual Meeting which will be held at:

Le Centre Sheraton Montréal The Main Ballroom 1201, boulevard René-Lévesque Ouest Montréal, Québec on Wednesday, May 28, 2003, at 9:00 a.m. (Montréal time).

     The items of business to be acted upon are included in the Notice of 2003 Annual Meeting and accompanying Circular. Following the custom of past annual meetings, we will also review our business operations and will be anwering your questions.

     Your participation in BCE’s business is important. This year, we are again making it easy for you to vote, by using either the telephone, Internet, mail, facsimile or by coming to the meeting in person.

     Please consult the attached Circular which contains all the information you need about the meeting and how to exercise your right to vote. Your vote does count.

Sincerely yours,

R. J. Currie Chairman of the Board	M. J. Sabia President and Chief Executive Officer

This Circular, as well as our 2002 Annual Report and quarterly financial information, are posted on our website (www.bce.ca), along with other information regarding BCE. Enrol to receive shareholder communications electronically (see Questions No. 14 to 16). If you cannot join us in person at our meeting, take advantage of the simultaneous webcast available on our website.

April 10, 2003

Bell Canada Enterprises  1   Management Proxy Circular

Notice of 2003 Annual Meeting

The Annual Meeting of the shareholders of BCE Inc. will be held at:

Le Centre Sheraton Montréal The Main Ballroom 1201, boulevard René-Lévesque Ouest Montréal, Québec on Wednesday, May 28, 2003, at 9:00 a.m. (Montréal time)

for the following purposes:

•	to receive the consolidated financial statements for the year ended December 31, 2002 and the auditors’ report thereon

•	to elect directors until the close of the next annual meeting

•	to appoint auditors until the close of the next annual meeting

•	to transact such other business as may properly be brought before the meeting.

Shareholders registered at the close of business on April 4, 2003 will be entitled to receive notice of and vote at the meeting.

By order of the Board,

Martine Turcotte
Chief Legal Officer and Acting Corporate Secretary

Montréal, March 13, 2003

NOTE:

Proxies to be used at the meeting must be received prior to 4:45 p.m. (Montréal time) on Tuesday, May 27, 2003, by our transfer agent, Computershare Trust Company of Canada (or by other agents appointed for such purpose) (see Question No. 17 for registered shareholders or Question No. 18 for non-registered (or beneficial) shareholders).

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Management Proxy Circular dated March 13, 2003*

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Your vote is important to us, and you can vote whether you attend the Meeting or not. Here is how:

1.	Q:	WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE INFORMATION CONTAINED IN THIS CIRCULAR OR REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?

	A:	Georgeson Shareholder Communications Canada Inc. (“Georgeson”), our proxy solicitation agent, at 1-866-798-3283, for service in English, and at 1-866-273-3283, for service in French.

2.	Q:	WHO IS SOLICITING MY PROXY?

	A:	The management of BCE Inc. (“BCE”, “we”, “us”, “our” and other similar expressions). Solicitation of proxies will be primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all such costs will be borne by us. We have retained the services of Georgeson for the solicitation of proxies in Canada and in the United States. Georgeson’s services are estimated to cost $55,000.

3.	Q:	WHAT AM I VOTING ON?

	A:	Two items: (1) the election of directors to our Board until the close of the next annual meeting and (2) the appointment of auditors until the close of the next annual meeting. Shares may be voted for or withheld from voting in both cases. Our Board and management recommend that you vote FOR both items.

4.	Q:	WHO IS ENTITLED TO VOTE?

	A:	Common shareholders as at the close of business on April 4, 2003 or their duly appointed representatives will be entitled to cast a vote. As at March 10, 2003, 917,418,459 common shares are entitled to be voted at the Meeting.

5.	Q:	BY WHEN MUST I VOTE?

	A:	No later than 4:45 p.m. (Montréal time) on Tuesday, May 27, 2003 (if you do not attend the Meeting in person).

6.	Q:	WHAT IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS CIRCULAR?

	A:	Signing the proxy form gives authority to Mr. R. J. Currie, Mr. M. J. Sabia, Ms. J. Maxwell or Mr. A. Bérard, all of whom are directors, to vote your shares at the Meeting in accordance with your voting instructions. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY YOU OR BY YOUR ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED. A PROXY MAY ALSO BE COMPLETED OVER THE TELEPHONE OR OVER THE INTERNET (See Question No. 17(1) (a) and (b) and 18(1)).

7.	Q:	CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?

	A:	Yes. You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out those four printed names appearing on the proxy form, and insert the name of your chosen proxyholder in the space provided thereon to this effect. YOU CANNOT APPOINT A PERSON TO VOTE YOUR SHARES OTHER THAN OUR DIRECTORS WHOSE PRINTED NAMES APPEAR ON THE PROXY FORM IF YOU DECIDE TO VOTE BY TELEPHONE.

IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXY HOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF COMPUTERSHARE AT THE TABLE IDENTIFIED “ALTERNATE ATTORNEYS/EXTERNAL PROXYHOLDERS”

8.	Q:	HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

	A:	The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election to our Board until the close of the next annual meeting of the nominees proposed by management mentioned in this Circular and on the proxy form, FOR the appointment of Deloitte & Touche LLP as auditors until the close of the next annual meeting and FOR management’s proposals generally.

9.	Q:	IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

	A:	Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (telephone, Internet, mail or fax). In addition,

*	Information as of March 13, 2003, except as otherwise indicated.

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you may revoke a voted proxy by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, Canada H3B 4Y7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or by depositing it with the chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. You may also revoke a proxy in any other manner permitted by law.

It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

10.	Q:	WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

	A:	The person named in the proxy form has discretionary authority with respect to amendments or variations to matters identified in the Notice of 2003 Annual Meeting and to other matters which may properly come before the Meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

11.	Q:	HOW WILL THE VOTES BE COUNTED?

	A:	The election of directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person. In the event of equal votes, the chairman of the Meeting is entitled to a second or casting vote.

12.	Q:	IS MY VOTE CONFIDENTIAL?

	A:	Yes. Computershare counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where you clearly intend to communicate with management (by making a written statement on the proxy form), in the event of questions as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

13.	Q:	HOW CAN I CONTACT THE TRANSFER AGENT?

	A:	You can contact the transfer agent as follows:

By mail: Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario, Canada M5J 1V6

By telephone: 1-800-561-0934 (toll-free within Canada and the United States) or 514-982-7555 (in the Montréal area or from any country other than Canada and the United States)

By fax: 1-888-453-0330 (toll-free within Canada and the United States) or 416-263-9394 (outside) Canada and the United States)

or

By e-mail: bce@computershare.com.

14.	Q:	WHAT IS ELECTRONIC DELIVERY?

	A:	A voluntary program for e-mail notification to participating shareholders advising them that documents which must be delivered pursuant to securities legislation are available on our website. Every year, we mail to our shareholders documentation, such as this Circular and our Annual Report, that must by law be delivered to shareholders of a public company. We would like to make this process more convenient by notifying by e-mail those shareholders who so wish when our documentation is posted on our website (www.bce.ca). We believe that electronic delivery will benefit the environment and reduce our costs.

15.	Q:	IS ELECTRONIC DELIVERY MANDATORY?

	A:	No. Electronic delivery is voluntary; if you do not consent, you will continue to receive documentation by mail.

16.	Q:	HOW CAN I CONSENT TO ELECTRONIC DELIVERY?

	A:	By going to our website: www.bce.ca. Click on the vote online link and follow the instructions on screen. You will need your Access Codes (Holder Account Number and Proxy Access Number; you will find these two numbers on the enclosed proxy form).

Bell Canada Enterprises  4   Management Proxy Circular

Voting by Registered Shareholders

You are a registered shareholder if your name appears on your share certificate. THE ENCLOSED PROXY FORM INDICATES WHETHER YOU ARE A REGISTERED SHAREHOLDER.

17.	Q:	HOW DO I VOTE?

	A:	You can vote your shares by proxy or in person at the Meeting if you are a registered shareholder:

(1) BY PROXY

There are four ways that you can vote by proxy:

(a) By telephone

Call 1-866-673-3260 (from Canada or the United States) or 1-312-601-6919 (outside Canada or the United States) from your touch-tone phone and follow the instructions. You will need your Access Codes (Holder Account Number and Proxy Access Number; you will find these two numbers on the enclosed proxy form).

(b) On the Internet

Go to our website: www.bce.ca. Enter your Access Codes (Holder Account Number and Proxy Access Number; you will find these two numbers on the enclosed proxy form) and follow the instructions on screen.

(c) By mail

By completing, dating and signing the enclosed proxy form and returning same in the envelope provided.

(d) By fax

By completing, dating and signing the enclosed proxy form and forwarding same by fax at 1-866-249-7775 (toll-free within Canada and the United States) or at 1-416-263-9524 (outside Canada and the United States). IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (E.G., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE), DO NOT USE THE ABOVE FAX NUMBERS AS THEY ARE RESERVED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBERS, IF ANY, PROVIDED BY YOUR NOMINEE (See Question No. 18(1)).

(2) BY ATTENDING THE MEETING IN PERSON

By presenting your admission ticket (attached to the enclosed proxy form) at the Meeting in order to facilitate your admission. If you wish to vote in person at the Meeting, do not complete or return the proxy form. Shareholders who do not bring their admission ticket will nevertheless be admitted to the Meeting after addressing themselves to a representative of Computershare. Persons who are not shareholders may be admitted after addressing themselves to a representative of Computershare, subject to the discretion of the chairman of the Meeting.

Voting by Non-Registered Shareholders

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. FOR MOST OF YOU, THE PROXY FORM SENT OR TO BE SENT BY YOUR NOMINEE INDICATES WHETHER YOU ARE A NON-REGISTERED (OR BENEFICIAL) SHAREHOLDER.

18.	Q:	HOW DO I VOTE?

	A:	There are two ways that you can vote your shares if you are a non-registered (or beneficial) shareholder:

(1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE.

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a proxy form for the number of shares you hold.

Every nominee has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting. These procedures generally allow voting by telephone, on the Internet (go to our website: www.bce.ca and follow the instructions on screen), by mail or by fax.

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBERS PROVIDED IN QUESTION NO. 17(1) (d) AS THESE NUMBERS ARE RESERVED FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE MEETING IN PERSON.

We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee.

Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare at the table identified as “Alternate attorneys/External proxyholders”. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Bell Canada Enterprises  5   Management Proxy Circular

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2003 Annual Meeting)

1. Presentation of Financial Statements

The consolidated financial statements for the year ended December 31, 2002, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2002 Annual Report which you received as part of this package.

2. Election of Directors (See item 1 on proxy form)

Fourteen directors are to be elected to hold office until the close of the next annual meeting of the shareholders.

     All nominees were elected at our 2002 Annual and Special Meeting except for Mr. M. J. Sabia who was appointed in October 2002 and Mr. A. Bérard, The Honourable E. C. Lumley and Mr. T. C. O’Neill, who were appointed in January 2003. Messrs. J. E. Newall and G. Saint-Pierre, who had been serving on our Board since 1989 and 1995, respectively, have decided that they will not stand for re-election as directors at the Meeting.

     If, prior to the Meeting, any of the listed nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

     The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Circular unless you directed otherwise.

3. Appointment of Auditors (See item 2 on proxy form)

A firm of auditors is to be appointed at the Meeting to serve until the close of the next annual meeting. The Board, on the advice of the Audit Committee, recommends that Deloitte & Touche LLP be re-appointed as our auditors. Deloitte & Touche LLP and its predecessors have been acting as auditors since the creation of Bell Canada in 1880 and since our own creation in 1983.

     The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless you directed otherwise.

4. Other Business

The chairman of the Meeting will report on recent events of significance to us and on other matters of interest to the shareholders and will invite questions and comments from the floor.

Bell Canada Enterprises  6   Management Proxy Circular

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

Abbreviations Aliant = Aliant Inc., BCI = Bell Canada International Inc., BCE Emergis = BCE Emergis Inc., Bell Globemedia = Bell Globemedia Inc., Telesat = Telesat Canada

	Director since	Committees (2002)	Holdings

André Bérard, O.C.	January 2003		BCE common	1,225
Montréal, Québec			BCE Emergis common	700
Chairman of the Board, National Bank of Canada (Schedule I bank).
Mr. Bérard has held the above position since March 2002. He previously served as Chairman of the Board and Chief Executive Officer of the National Bank of Canada from September 1990 to March 2002.
Also Chairman of the Board of NBC Export Development Inc. and National Bank Export Finance Co. Inc. and a Director of Bell Canada, Groupe BMTC Inc., Groupe Saputo Inc., Kruger Inc., Natcan Finance (Asia) Ltd., Natcan International Trade Finance and Investment Co. Ltd., Noranda Inc., Société financière Bourgie Inc., Telesat and Vasogen Inc.

Mr. Bérard holds a Fellow’s Diploma of the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.

Richard James Currie, C.M. Toronto, Ontario	May 1995	Chairman, Pension Fund Committee	BCE common BCE share units[1]	1,030,189 25,146
Chairman of the Board, BCE and Bell Canada.
Mr. Currie was President of Loblaw Companies Limited (grocery chain) from July 1976 to January 2001 and a Director thereof from September 1973 to May 2001. He was also President of George Weston Limited (food distribution, retail and production) from July 1996 until May 2002 and a Director thereof from May 1975 until May 2002. He was a Director of Imperial Oil Limited (petroleum company) from October 1987 until April 2002.

Also Chairman of the Board of Telesat and a Director of CAE Inc. and Staples Inc.

Anthony Smithson Fell, O.C. Toronto, Ontario	January 2002	Member, Audit Committee and Pension Fund Committee	BCE common BCE share units[1]	10,000 3,351
Chairman of the Board, RBC Dominion Securities Limited (investment bank).
Mr. Fell has held the above position since 1998. He was also Chief Executive Officer of RBC Dominion Securities Limited from 1980 to 1998.
Also Chairman and a Director of Munich Reinsurance Company of Canada and a Director of Bell Canada, CAE Inc., Loblaw Companies Limited and Telesat.

Donna Soble Kaufman Toronto, Ontario	June 1998	Member, Corporate Governance Committee	BCE common BCE share units[1]	2,000 9,488
Lawyer and Corporate Director.			BCI common	8.3	[3]
Mrs. Soble Kaufman was a partner of Stikeman Elliott (law firm) from 1985 until 1997.			BCI share units[2]	7,770
Also a Director of Bell Canada, BCI, Bell Globemedia, Hudson’s Bay Company, Public Sector Pension Investment Board (Canada), Telesat, TransAlta Corporation and UPM-Kymmene Corporation (Finland).

1	See Directors’ Share Unit Plan on page 21 for a description of the share unit plan in effect for our non-employee directors.

2	See the description of the BCI Share Unit Plan for non-employee directors of BCI in the most recent BCI management proxy circular filed with Canadian securities regulatory authorities.

3	On July 12, 2002, BCI consolidated its outstanding common shares on the basis of approximately 120 to one.

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	Director since	Committees (2002)	Holdings

Thomas Edward Kierans, O.C. Toronto, Ontario	April 1999	Member, Audit Committee	BCE common BCE share units[1]	17,027 4,157
Chairman of the Board, Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences).
Mr. Kierans has held the above position since September 1999. He was President and Chief Executive Officer of the C.D. Howe Institute (independent, nonprofit economic and social policy research institution) from 1989 until September 1999, Chairman of Moore Corporation Limited (management and distribution of print and digital information) from October 1977 to March 2001, Chairman of Petro-Canada (petroleum company) from April 1996 to January 2000 and Chairman of First Marathon Securities Limited (investment bank) from September 1997 to January 1999.

Also Chairman of the Board of CSI Global Education Inc. and Toronto Centre and a Director of Bell Canada, Inmet Mining Corporation, IPSCO Inc., Manulife Financial Corporation, Petro-Canada and Telesat.

Brian Michael Levitt
Montréal, Québec
Co-Chair, Osler, Hoskin & Harcourt LLP
(law firm).
Mr. Levitt has held the above position since 2001. He was President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to 2000.
Also a director of Alcan Inc., Bell Canada, Bell Globemedia, Cossette Communication Group Inc., Domtar Inc., Montreal Museum of Fine Arts and Telesat.
	May 1998	Member, Corporate Governance Committee and Management Resources and Compensation Committee	BCE common BCE share units[1]	2,813 15,936

The Honourable Edward C. Lumley, P.C. South Lancaster, Ontario	January 2003		BCE common	10,000
Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank).
Mr. Lumley has held the above position since 1991.
Also a Director of Air Canada, Bell Canada, Canadian National Railway Company, Dollar Thrifty Automotive Group, Intier Automotive Inc., Magna Entertainment Corp., Magna International Inc. and Telesat.

Judith Maxwell, C.M.
Ottawa, Ontario
President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement).
Ms. Maxwell has held the above position since 1995.
Before her current position, Ms. Maxwell was Associate Director of the School of Political Studies at Queen’s University.
Also a director of Bell Canada and Telesat.
	January 2000	Member, Corporate Governance Committee and Pension Fund Committee	BCE common BCE share units[1]	1,000 4,176

1	See Directors’ Share Unit Plan on page 21 for a description of the share unit plan in effect for our non-employee directors.

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	Director since	Committees (2002)	Holdings

John Hector McArthur
Wayland, Massachusetts
Dean Emeritus, Harvard University Graduate School of Business Administration.
Mr. McArthur has held the above position since 1995.
Also a director of AES Corporation, BCE Emergis, Bell Canada, Cabot Corporation, GlaxoSmithKline plc, HCA Inc., KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company and Telesat.
Also a Senior Advisor to the President of the World Bank, Washington, DC.
	May 1995	Member, Management Resources and Compensation Committee	BCE common BCE share units[1] BCE Emergis common BCE Emergis share units[2]	812 21,568 1,000 5,603

Thomas Charles O’Neill, F.C.A. Don Mills, Ontario	January 2003		BCE common	3,000
Corporate Director and Chartered Accountant.
Mr. O’Neill is currently Vice-Chair of the Board of Governors at Queen’s University.
He was Chairman and Chief Executive Officer of Price Waterhouse Canada (accounting firm) from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of PricewaterhouseCoopers LLP global Organization from 2000 until January 2002. He also served as Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and then Chairman of the Board until October 2002.

Also a Director of Bell Canada, Nexen Inc., Ontario Teacher’s Pension Plan and Telesat.

Robert Charles Pozen Newton, Massachusetts	February 2002	Member, Audit Committee and Pension Fund Committee	BCE common BCE share units[1]	121,970 4,009
Chief of Commerce and Labour, Massachusetts State House.
Visiting professor, Harvard Law School.
Mr. Pozen has held the above position since January 2003.
He previously served as President of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to 2001 and as Vice-Chairman of the Board of Fidelity Investments in 2000 and 2001.

Also a Director of Telesat.

1	See Directors’ Share Unit Plan on page 21 for a description of the share unit plan in effect for our non-employee directors.

2	See the description of the BCE Emergis Share Unit Plan for non-employee directors of BCE Emergis in the most recent BCE Emergis management proxy circular filed with Canadian securities regulatory authorities.

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	Director since	Committees (2002)	Holdings

Michael Jonathan Sabia Montréal, Québec	October 2002		BCE common BCE share units[1]	7,363 72,667
President and Chief Executive Officer and a Director, BCE and Chief Executive Officer and a Director, Bell Canada.
Mr. Sabia has held the above executive positions since April 2002 and May 2002 respectively. Prior to his appointment as Vice-Chairman and Chief Executive Officer of BCI in October 1999, Mr. Sabia held the position of Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company). In July 2000, Mr. Sabia was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada. From December 2000 to March 2002, he held the position of President of BCE. In March 2002, Mr. Sabia was appointed President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada.

Also Chairman of the Board of BCE Emergis, BCE Nexxia Inc. and Bell Globemedia and a Director of Bell Mobility Holdings Inc., Bell ExpressVu Inc. and Telesat.

Paul Mathias Tellier, P.C., C.C., Q.C.
Montréal, Québec
President and Chief Executive Officer and a Director, Bombardier Inc. (manufacturer of business jets, regional aircrafts, rail transportation equipment and motorized recreational products).
Mr. Tellier has held the above executive position since January 2003.
He was President, Chief Executive Officer and a Director of Canadian National Railway Company (transportation company) from October 1992 to December 2002.
Also a director of Alcan Inc., Bell Canada, McCain Foods Limited and Telesat.
	April 1999	Chairman, Management Resources and Compensation Committee	BCE common BCE share units[1]	1,700 17,075

Victor Leyland Young, O.C.
St. John’s, Newfoundland
Corporate Director.
Mr. Young was Chairman and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 until May 2001.
Also a Director of Aliant, Bell Canada, Imperial Oil Limited, McCain Foods Limited, Royal Bank of Canada and Telesat.
	May 1995	Member, Audit Committee and Management Resources and Compensation Committee	BCE common BCE share units[1] BCI common[2] Aliant common	5,315 8,671 4.2 1,500

1	See Directors’ Share Unit Plan on page 21 for a description of the share unit plan in effect for our non-employee directors.

2	On July 12, 2002, BCI consolidated its outstanding common shares on the basis of approximately 120 to one.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed of five outside and unrelated directors, namely Messrs. J. E. Newall (Chairman), A. S. Fell, T. E. Kierans, R. C. Pozen and V. L. Young. The roles and responsibilities of the Audit Committee, which met seven times in 2002, are specifically set forth in our Administrative Resolution. In carrying out its responsibilities, the Audit Committee has continued to focus on three key areas:

•	assessing the appropriateness of our financial reporting

•	reviewing the adequacy of policies and processes governing internal controls, risk management, compliance with applicable laws, regulations and sound business ethics

•	overseeing all aspects of the audit function.

     In the course of fulfilling its responsibilities, the Audit Committee communicates directly with our executive officers, management and both our internal and external auditors regularly.

Financial Reporting

The Audit Committee reviews with management and the external auditors and recommends for approval by the Board

•	our annual and interim consolidated financial statements

•	the related management’s discussion and analysis

•	our Annual Information Form

to ensure:

•	the completeness, consistency and fair presentation of the financial reporting

•	the appropriateness of accounting standards used, namely where judgement, estimates, risks and uncertainties are involved

•	the adequacy of critical disclosures therein.

     The Audit Committee also, where appropriate, reviews the adoption and disclosure of new accounting pronouncements and assesses the potential ramifications of selecting such alternatives. The recently enacted United States Sarbanes-Oxley Act of 2002 (“Sarbanes”) and related rules and regulations issued by the U.S. Securities and Exchange Commission (the “SEC”) require that we design and maintain disclosure controls and procedures to ensure that information that we must publicly disclose is recorded, processed, summarized and reported on a timely basis.

     We already had in place controls and procedures aimed at achieving the above-mentioned objectives. However, following the enactment of Sarbanes and the related SEC rules and regulations, we reviewed our existing disclosure controls and procedures for compliance with the new requirements. At its February 2003 meeting, our Board approved guidelines reflecting our revised disclosure controls and procedures. In addition, at the same meeting, our Board approved a written charter outlining the responsibilities, membership and procedures of our Disclosure and Compliance Committee (a committee comprised of officers and other key employees responsible for overseeing the accuracy and timeliness of our public disclosures).

     As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual certifications, required under Sarbanes, by our President and Chief Executive Officer and our Chief Financial Officer stating, among other things, that:

•	they are responsible for establishing and maintaining our disclosure controls and procedures

•	they have evaluated the effectiveness of such disclosure controls and procedures

•	our financial statements and related management’s discussion and analysis and the Annual Information Form contained in our annual report on Form 40-F to be filed with the SEC (“Form 40-F”) does not contain any untrue statement of a material fact

•	our financial statements, and other financial information, contained in our Form 40-F fairly present in all material respects our financial condition and results of operation.

Internal Controls

The Audit Committee assesses the adequacy and effectiveness of our internal control environment by reviewing the policies in place, monitoring compliance and approving recommendations for changes. The Audit Committee also ensures that we maintain adequate processes for identifying and mitigating risks including overall compliance with our Conflict of Interest Policy.

     The recent enactments of Sarbanes and of related SEC rules and regulations have also expanded the Audit Committee’s responsibilities. These new regulations require annual certifications by our President and Chief Executive Officer and our Chief Financial Officer stating that they have disclosed to our external auditors and to the Audit Committee any significant deficiencies in the design or operation of our internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified to the external auditors and to the Audit Committee any material weakness in our internal controls. We have reviewed our existing internal controls and made necessary adjustments in order to comply with these rules.

Audit Function

The evaluation of the auditors is carried out by the Audit Committee, and entails reviewing their performance in light of acceptable auditing standards as well as their qualifications, independence, audit plans and fees to ensure that the audit mandate is adequately fulfilled.

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Auditor Independence Policy

At its February 2003 meeting, the Audit Committee approved a revised Auditor Independence Policy which governs the employment of auditors for audit and non-audit services and provides for:

•	a process that must be followed to properly assess the impact on auditor independence of various audit and non-audit services provided by the external auditors

•	clear guidance on permitted and prohibited services

•	approval processes to be followed by us and our subsidiaries prior to the engagement of auditors.

     The Audit Committee appointed the Chairman of the Audit Committee as the designated member to authorize all audit and non-audit services provided by our external auditors not already pre-approved by the Audit Committee.

     The Audit Committee is responsible for the establishment of the Auditor Independence Policy, approving recommendations for changes and monitoring management’s compliance with such policy, including the pre-approval process.

Auditors’ Fees

The following table sets forth the fees paid by BCE and our subsidiaries to Deloitte & Touche LLP for services rendered in the last two years:

Deloitte & Touche LLP	2002	2001

($ millions)
Audit services	9.6	10.5
Audit-related services	15.0	11.0
Tax services	4.2	5.7
Other services	8.3	20.5

	37.1	47.7

Audit-related fees paid to Deloitte & Touche LLP include fees relating to the issuance of prospectuses, due diligence in connection with divestitures and consultations regarding financial accounting and reporting standards. Other services relate to information systems consulting work and other advisory services.

Report presented February 25, 2003 by:
J. E. NEWALL, CHAIRMAN
A. S. FELL
T. E. KIERANS
R. C. POZEN
V. L. YOUNG

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REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee (the “CGC”) is composed of five outside and unrelated directors, namely Mr. G. Saint-Pierre (Chairman), Mrs. D. Soble Kaufman, Mr. B. M. Levitt, Ms. J. Maxwell and Mr. J. E. Newall. The CGC, which met five times in 2002, is generally mandated by the Board to ensure the highest standards of corporate governance practices.

     In the context of its mandate, the CGC reviewed and reported or made recommendations to the Board with respect to the following matters in 2002 and up to the date of this Circular:

•	the size and composition of the Board so as to ensure that, in the context of succession planning, the Board and its Committees continue to benefit from the range of skills and breadth of experience required to function effectively

•	the appointment of six new directors (Messrs. A. S. Fell, R. C. Pozen and M. J. Sabia in 2002 and Mr. A. Bérard, The Honourable E. C. Lumley and Mr. T. C. O’Neill in 2003)

•	the 14 director nominees to stand for election at the Meeting

•	the role and responsibilities of our Committees

•	the creation of the Pension Fund Committee with responsibility for pension matters previously assumed by the Audit Committee

•	through individual director interviews and questionnaires, the review of the effectiveness of the Board as well as an assessment of the performance of each director and of the Chairman of the Board

•	the directors’ attendance record and report thereon to the Board

•	the evaluation of outside directors’ remuneration for Board and Committee service, including revamping the terms of such remuneration for 2003, cancelling our directors stock option plan and increasing our minimum shareholding guideline, all as set out in further details on pages 21 to 23

•	adequate responses to the legislative reforms in the area of corporate governance, as discussed on pages 14 to 20

•	the alignment of our corporate governance practices with the Corporate Governance Guidelines of The Toronto Stock Exchange (“TSX”), including the qualification as “related” or “unrelated” director of each Board member, and the preparation of our Statement of Corporate Governance Practices which you will find on the following page.

Directors’ Attendance Record

Our Board held 21 meetings in 2002 while Committees of the Board met 17 times during the year. Each director attended at least 75 percent of the combined meetings of the Board and of the Committees on which such director served. Overall, the combined attendance by our directors at both Board and Committee meetings was 92 percent.

Report presented February 26, 2003 by:
G. SAINT-PIERRE, CHAIRMAN
D. SOBLE KAUFMAN
B. M. LEVITT
J. MAXWELL
J. E. NEWALL

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Statement of Corporate Governance Practices

We seek to attain high standards of corporate governance as our Board and our management believe that good corporate governance practices tend to contribute to the creation and maintenance of shareholder value while poor ones may undermine it. The Board has carefully considered the corporate governance guidelines adopted by the TSX and believes that we are well aligned with such guidelines. The TSX has published proposed amendments to its current corporate governance guidelines in the spring of 2002 which have not yet been formally implemented by the TSX as of the date hereof. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. Once they are adopted, the Board will re-assess our corporate governance practices and make any necessary changes.

     The Board has been reviewing its corporate governance practices in light of Sarbanes and proposed corporate governance rules published by the New York Stock Exchange (the “NYSE Proposals”). The SEC has issued rules and regulations (“SEC Rules”) to give effect to certain provisions of Sarbanes and is currently considering approval of the NYSE Proposals. As those provisions come into effect, the Board will re-assess its corporate governance practices. Our corporate governance practices are compared below to the TSX Corporate Governance Guidelines and, where indicated, are also compared to certain Sarbanes, SEC Rules and NYSE Proposals which may differ from the TSX Corporate Governance Guidelines.

TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

1.	The Board should explicitly assume responsibility for our stewardship	Yes	The Board has overall responsibility for the management and supervision of our affairs. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of our operations, the delegation of authority and the execution of documents on our behalf. For instance, the appointment of officers as well as the authorization of investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.
And, as part of its overall stewardship responsibility, the Board should assume responsibility for:

	(a) the adoption of a strategic planning process	Yes	The Board approves our overall strategic direction and objectives during a substantial strategic planning session held once a year, usually in November, at the same time as the business plan and budget are approved for the following year. In addition, the key objectives of our strategy as well as quantifiable financial and business targets related to the business plan objectives are incorporated in an annual management mandate (the “Corporate Mandate”), which is approved early in the following year.

	(b) the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks	Yes	The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of our processes for identifying and managing our principal risks, including risk policies, internal control procedures and standards relating to risk management. The Audit Committee ensures that these policies are implemented and regularly reviewed.

In 2003, the Board will be presented by the Audit Committee with a new plan to further enhance the integration of our strategic planning and risk management.

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TSX Corporate Governance Guidelines	Do we align?	Our corporate governance practices

(c) succession planning, including appointing, training and monitoring senior management	Yes	As part of its mandate, the Board focuses on the integrity, quality, and continuity of management required to attain our corporate goals. The Management Resources and Compensation Committee (“MRCC”) reviews and reports to the Board on succession planning, on senior management appointments and development and on the performance of management in relation to the Corporate Mandate at six-month intervals. Annually, the MRCC measures management’s performance and compensation against the combined set of objectives comprised in the Corporate Mandate.

(d) our communications policy	Yes	The Board approves periodically a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. Procedures for receiving feedback from shareholders have also been developed. For instance, in addition to our annual meetings, lines of communication (meetings, conferences, press releases and quarterly conference calls) have been established with the investment community and the media to explain our results and corporate strategy as well as to answer questions. We have a toll free number for shareholder enquiries (1-800-561-0934) and for investor relations and general enquiries (1-800-339-6353). In addition, we present detailed information on our business on our website (www.bce.ca).

The Board approved at its November 2002 meeting a revised Disclosure Policy applicable to BCE, Bell Canada and our non-public subsidiaries. Our Disclosure Policy ensures that our communications to the investment community, the media and the general public are timely, factual and accurate, and broadly disseminated, in accordance with applicable legal requirements.

(e) the integrity of our internal control and management information	Yes	The Audit Committee assesses the adequacy and effectiveness of our internal control environment by:
systems.
• reviewing the policies in place
• monitoring compliance
• approving recommendations for changes.

The Audit Committee also ensures that we maintain adequate processes for identifying and mitigating risks including overall compliance with our Conflict of Interest Policy.

The recent enactments of Sarbanes and of the SEC Rules have also expanded the Audit Committee’s responsibilities. These new regulations require annual certifications by our President and Chief Executive Officer and our Chief Financial Officer stating that they have disclosed to our external auditors and to the Audit Committee any significant deficiencies in the design or operation of our internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified to the external auditors and to the Audit Committee any material weakness in our internal controls. We have reviewed our existing internal controls and made necessary adjustments in order to comply with these rules.

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TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

2.	A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).	Yes	Currently, only one of the 14 persons proposed for election to the Board in this Circular is a “related” director as determined pursuant to the TSX Corporate Governance Guidelines:
• as our President and Chief Executive Officer, Mr. M. J. Sabia is considered to be a “related” director under the TSX Corporate Governance Guidelines.

The application of the definition of “unrelated” director is the responsibility of the Board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.	Our directors represent a wide variety of business sectors. Certain directors may be partners in or officers of entities that provide legal, financial or other services to us or to our subsidiaries. These directors are considered unrelated given that:
•  such services are provided on customary commercial terms by such entities
•  are received by us or our subsidiaries in the ordinary course of our respective businesses
•  our ability or our subsidiaries’ ability to obtain such services from any one of     such entities in particular is not considered material to us and our subsidiaries on a consolidated basis
•  we are at liberty to choose amongst other service providers of similar quality standards
• the amount of fees received by such entities for services rendered to us or our subsidiaries are not material to such entities.

	Under the NYSE Proposals, there is also a requirement for a majority of “independent" directors. Certain relationships serve as bars to independence. In addition, no director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).		It is currently anticipated that following the adoption of the NYSE Proposals, the CGC will be developing standards for determining the independence of directors and members of Committees in line with the NYSE Proposals.

3.	The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.	Yes	Our CGC is composed exclusively of outside and unrelated directors. The CGC receives suggestions for candidates from individual Board members, the President and Chief Executive Officer, shareholders, as well as professional search organizations. A guideline for the selection of directors provides that directors elected for the first time after 1996 will commit to being available for a minimum period of five years, and will not normally be eligible to stand for re-election if they have served on the Board for a period of 10 successive one-year terms. The CGC also undertakes periodic surveys of all directors to allow each director to assess the effectiveness of the Board as well as to appraise his or her own participation on the Board.

	The NYSE Proposals will require a nominating committee to be composed solely of “independent” directors.		The functions of a nominating committee are performed by our CGC. It is currently anticipated that following the adoption of the NYSE Proposals, the composition of the CGC will comply with the NYSE Proposals.

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TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

4.	The Board should implement a process, to be carried out by an appropriate Committee, for assessing the effectiveness of the Board, its Committees and the contribution of individual directors.	Yes	The CGC is charged with the administration of our directors’ attendance policy, pursuant to which our Corporate Secretary must report to the CGC the name of any director who held his or her position during the entire previous year and who did not attend 75% of Board and Committee meetings. The CGC must assess whether the director’s attendance record is due to health or other exceptional non-recurring reasons and must take into account its assessment of the director’s attendance record in recommending to the Board the list of nominees for election as directors at the next annual meeting of shareholders.

In addition, the CGC canvasses, as required, all directors on the effectiveness of the Board (including through the conduct of individual director interviews with the CGC Chairman) and assesses the performance of the Chairman of the Board and of individual directors and reviews the results of such survey with the Board.

5.	We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.	Yes	Upon joining the Board, directors are given the opportunity to meet with members of senior management to familiarize themselves with our business and are provided with a “Reference Book for Directors” which is periodically updated and contains information about our history and current status, the special legislation affecting us, our investments and our shareholders. It also contains our Code of Conduct, as well as the governance and mandate of the Board and of its Committees and a description of the directors’ duties and liabilities.

6.	The Board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision- making.	Yes	The Board’s objective, with respect to its composition, is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its functions effectively and to have a reasonable geographical representation in relation to our shareholders. Directors are selected for their ability to contribute on the broad range of issues with which the Board must deal. The Board reviews, through the CGC, the contributions of the directors and determines whether its size promotes effectiveness and efficiency. Our Board believes that it has the proper size and range of skills to function effectively.

7.	The Board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The CGC is charged with conducting an annual review of the directors’ remuneration for Board and Committee service in relation to current norms and to recommend any change for Board approval. In 2002, in part to address the risks and responsibilities involved in being an effective director, the CGC conducted a thorough review of our outside directors’ compensation arrangements, culminating in the adoption of new compensation arrangements for such directors which were implemented as of January 1, 2003 (see 2003 Compensation of Outside Directors on pages 22 and 23).

8.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated.	Yes	Each Committee of our Board is composed solely of outside directors, all of whom are “unrelated”.

	The NYSE Proposals will require that the Audit, compensation (our MRCC) and nominating (our CGC) committees be composed solely of “independent” directors.		It is currently anticipated that following the adoption of the NYSE Proposals, such Committees’ composition will comply with the NYSE Proposals.

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TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

9.	The Board should assume responsibility for, or assign to a Committee of directors responsibility for, developing the approach to corporate governance issues.

This Committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.

		Yes	The CGC, as part of its overall mandate, is responsible for recommending to the Board appropriate responses to the TSX Corporate Governance Guidelines, those of other securities regulatory authorities as well as developing our approach to corporate governance issues. For a more detailed discussion of the mandate of the CGC and its specific achievements in 2002, see Report of the Corporate Governance Committee on page 13.

10.	The Board, together with the President and Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.	Yes	The respective roles of the Board and the President and Chief Executive Officer are set out in our Schedule of Authorities which lists all transactions that management is authorized to carry out without necessitating specific Board approval. All corporate action that is not specifically authorized under the Schedule of Authorities requires approval by the Board.

	The Board should approve or develop the corporate objectives which the President and Chief Executive Officer is responsible for meeting.		The corporate objectives for which the President and Chief Executive Officer has responsibility are set forth annually in the Corporate Mandate which is approved by the Board early in the first quarter of each year. The achievement of the objectives is assessed semi-annually by the MRCC and the Board on the basis of strategic business objectives and quantifiable financial targets incorporated in the Corporate Mandate.

	The SEC Rules require disclosure as to whether or not and, if not the reasons why, a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer and Controller.		This disclosure requirement will only be applicable to us for the year ending December 31, 2003. All of our employees are subject to a Code of Conduct governing ethical behaviour which must be reviewed and signed by each employee on an annual basis. We are currently in the process of reviewing our Code of Conduct to incorporate the recommended ethics guidelines for our President and Chief Executive Officer, Chief Financial Officer, Controller and other financial officers. Once completed and approved by the CGC, the Code will be posted on our website (www.bce.ca).

11.	The Board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”.	Yes	Our By-Laws provide that the directors may determine from time to time whether the Chairman (i) shall not be an officer and shall act solely in a non-executive capacity or (ii) shall be an officer acting in an executive capacity. Should the Board decide that the Chairman shall be one of our officers acting in an executive capacity, the Board would then designate one of its members as “lead director” with the responsibility of ensuring that the Board can function independently of management. We currently have a non-executive Chairman.

	Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board’s relationship to management to a Committee of the Board.		It is our Board’s practice to reserve time for meeting without management at regularly scheduled Board meetings. In addition, directors can add items to Board agendas which are distributed in advance of meetings and agendas for Committee meetings are under the responsibility of the Chairman of each Committee. Furthermore, the Board meets without the President and Chief Executive Officer when his performance and compensation are discussed and, finally, there is a process (which includes a questionnaire distributed to directors by the Chairman of the CGC) by which feedback is periodically solicited from directors on how the Board can operate more effectively.

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TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

12.	The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal controls, it is the Audit Committee’s responsibility to ensure that management has done so.	Yes	Our Audit Committee is composed solely of outside and unrelated directors. The roles and responsibilities of the Audit Committee are specifically set forth in our Administrative Resolution. Such roles and responsibilities include reviewing, reporting and, where appropriate, approving or recommending to the Board on the adequacy of our internal control systems, the appointment, terms of engagement, independence and proposed fees of the auditors, the appointment and mandate of our internal auditors, the relationship between related entities’ audit committees and our own Audit Committee and the relationship between the Audit Committee, other standing Committees of the Board and management. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate (see Report of the Audit Committee on page 11).

	The NYSE has currently in place listing standards relating to the effectiveness of audit committees. Such standards include that audit committees:		While we are not required to comply with such NYSE rules, our Audit Committee currently meets all four requirements.

• should consist of at least three directors
• all of whom have no relationship that may interfere with the exercise of their independence from management and the company
• each member of such audit committees should be financially literate
• at least one member of the audit committee should have accounting or related financial management expertise.

	The SEC Rules require disclosure as to whether or not, and if not the reasons why, the Audit Committee is comprised of at least one member who is a financial “expert” as defined in such SEC Rules.		This disclosure requirement will only be applicable to us for the year ending December 31, 2003, at which time we will comply therewith.

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TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

Sarbanes and the SEC Rules provide a new environment for the engagement of auditors, including the scope of services that can be provided and a pre-approval process for all audit and non-audit services.	At its February 2003 meeting, the Audit Committee approved a revised Auditor Independence Policy which governs the employment of auditors for audit and non-audit services and provides for:

•  a process that must be followed to properly assess the impact on auditor independence of various audit and non-audit services provided by the external auditors

• clear guidance on permitted and prohibited services
• approval processes to be followed by us and our subsidiaries prior to the engagement of auditors.

Our Audit Committee appointed the Chairman of the Audit Committee as the designated member to authorize all audit and non-audit services provided by the external auditors not already pre-approved by the Audit Committee.

The Audit Committee is responsible for the establishment of the Auditor Independence Policy, approving recommendations for changes and monitoring management’s compliance with such policy, including the pre-approval process.

13.	The Board should implement a system to enable an individual director to engage an outside advisor, at our expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate Committee of the Board.	Yes	In performing its responsibilities, the Board, a Committee of the Board or an individual director may, as required, and subject to the approval of the Chairman of the CGC, engage an outside advisor at our expense.

In addition, our corporate governance practices currently contemplate that each outside director should be invited to sit on at least one of our Board Committees and, in order to provide an effective process for supervising the businesses of our subsidiaries and associated companies, that each such outside director shall be invited to sit on the Board of at least one of our principal subsidiaries or business units.

     At the date hereof, the following outside directors sit on the Board of the BCE group of companies indicated below:

Director	BCE group of companies

Mr. André Bérard	Bell Canada, Telesat
Mr. Richard J. Currie	Bell Canada, Telesat
Mr. Anthony S. Fell	Bell Canada, Telesat
Mrs. Donna Soble Kaufman	Bell Canada, Telesat, BCI, Bell Globemedia
Mr. Thomas E. Kierans	Bell Canada, Telesat
Mr. Brian M. Levitt	Bell Canada, Telesat, Bell Globemedia
The Honourable Edward C. Lumley	Bell Canada, Telesat
Ms. Judith Maxwell	Bell Canada, Telesat
Mr. John H. McArthur	Bell Canada, Telesat, BCE Emergis
Mr. J. Edward Newall	Bell Canada, Telesat
Mr. Thomas C. O’Neill	Bell Canada, Telesat
Mr. Robert C. Pozen	Telesat
Mr. Guy Saint-Pierre	Bell Canada, Telesat
Mr. Paul M. Tellier	Bell Canada, Telesat
Mr. Victor L. Young	Bell Canada, Telesat, Aliant

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REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The MRCC is composed of four outside and unrelated directors, namely Mr. P. M. Tellier (Chairman) and Messrs. B. M. Levitt, J. H. McArthur and V. L. Young. The MRCC, which met five times in 2002, is mandated by the Board to ensure the consistent alignment of our human resources strategies with our business plan.

     As such, in the context of the specific terms of its mandate in 2002, the MRCC made recommendations to the Board with respect to:

•	the appointment of all officers, including the President and Chief Executive Officer

•	the review with the President and Chief Executive Officer of various organizational changes

•	the review with the President and Chief Executive Officer of management’s assessment of existing management resources so as to ensure for appropriate succession planning

•	talent management consisting of a review of the performance of the President and Chief Executive Officer against specific performance criteria and a review with the President and Chief Executive Officer of the performance assessments of all other officers

•	the review of our executive compensation policy, as further detailed on pages 23 to 27 and the total compensation for the President and Chief Executive Officer and all other officers

•	the administration of applicable benefit plans such as recommendations to the Board as to grants under applicable stock option plans and a review of the application of our share ownership guidelines

•	the review of various changes to our benefit plans

•	the review of this report on the compensation of directors and officers.

Report on Directors’ Compensation

The compensation of our directors is set by our Board based on recommendations of the CGC. See Report of the Corporate Governance Committee on page 13 for a description of the CGC’s mandate and composition.

COMPENSATION PHILOSOPHY

Consistent with the risks and responsibilities in being an effective director, our aim is to ensure that our Board membership is of the highest quality with an extensive and relevant breadth of experience.

2002 COMPENSATION OF OUTSIDE DIRECTORS

In 2002, the compensation of outside directors consisted of:

Annual Board Retainer	$35,000
Annual Committee Retainer	$5,000
Annual Committee Chairman Retainer	$5,000
Board Attendance Fees	$1,500
Committee Attendance Fees	$1,500

     Notes:

•	Our directors who are also employees of BCE or any of our subsidiaries do not receive any of the foregoing compensation

•	In addition to the reimbursement for expenses, outside directors required to travel over 1,000 kilometers from their principal residence for attending meetings received twice the attendance fees (i.e. $3,000 in lieu of $1,500) otherwise payable (a) for Board meetings, and (b) for Committee meetings held on a day when the Board was not meeting

•	Non-Canadian resident directors were entitled to be paid all (except for expenses incurred in Canadian funds) of the applicable foregoing face amounts in U.S. dollars.

Directors’ Share Unit Plan

So as to align more closely the interests of our outside directors with those of our shareholders, since May 1, 1997, the annual Board retainer portion of the outside directors’ remuneration has been paid in the form of share units under our Share Unit Plan for Non-Employee Directors (1997) (the “Directors’ Share Unit Plan”).

     The annual Board retainer is payable quarterly. Accordingly, each quarter, a number of share units equal to the number of our common shares that could be purchased on the open market for a dollar amount equal to the quarterly Board retainer is credited to the account maintained for each outside director under the Directors’ Share Unit Plan. Subject to the CGC’s consent, outside directors also have the option of having the other fees to which they become entitled to be paid in share units under the Directors’ Share Unit Plan. On each common share dividend payment date, dividend equivalents in the form of additional share units at the same rate as dividends on our common shares are credited to each outside director’s account.

     No shares are purchased on the open market under the Directors’ Share Unit Plan until such time as an outside director ceases to be a member of our Board and of the Board of our subsidiaries, as the case may be. Following such cessation of an outside director’s Board service, we arrange for the purchase on the open market of a number of our common shares equal to the outside director’s credit balance under the Directors’ Share Unit Plan (after remittance of applicable withholding taxes), and such shares are then delivered to the departing director.

Directors’ Stock Option Program

Prior to November 26, 2002, our outside directors were also granted a one time option grant covering 15,000 common shares (or 22,500 for non-Canadian resident directors) under our Long-Term Incentive (Stock Option) Program for Non-Employee Directors (2000) (the “outside directors Stock Option Program”). As described below, as part of the changes made to our outside director compensation on November 26, 2002, the directors forfeited all outstanding (vested and unvested) options. Thus, we cancelled the outside directors Stock Option Program.

Bell Canada Enterprises  21  Management Proxy Circular

Subsidiary Board Compensation

In 2002, some of our outside directors also received compensation from certain of our subsidiaries for services in their capacity as directors of such subsidiaries, at standard rates in effect at such subsidiaries for non-executive directors, as set out below. During all or part of 2002, Ms. J. Maxwell and Messrs. R. J. Currie, J. E. Newall, G. Saint-Pierre and P. M. Tellier were directors of Bell Canada; Mr. J. H. McArthur was a director of BCE Emergis and some of its subsidiaries; Mrs. D. Soble Kaufman and Mr. B. M. Levitt were directors of Bell Globemedia; Mrs. D. Soble Kaufman was a director of BCI; and Mr. V. L. Young was a director of Aliant and some of its subsidiaries. The 2002 compensation for the applicable subsidiaries was:

					BCE Emergis
	Aliant	Bell Canada	BCI		(effective October 23, 2002)	Bell Globemedia

Annual Retainer[1]
Board	$25,000	$23,000	$20,000	US	$20,000	$23,000
Committees	$2,000	$4,000	—		$1,000	$4,000	(Audit)
Committee Chair	$5,000	$4,000	$1,000US		$1,000	—
Attendance Fees
Board	$1,500	$1,000	$750US		$1,000	$1,000
Committees	$1,500	$1,000	$500US		$1,000[2]	$1,000	(Audit)

1	All or part of the Annual Board Retainer may be paid by way of share units under applicable share unit plans maintained by Aliant, BCI and BCE Emergis or by us for other subsidiaries that are eligible to participate in our Directors’ Share Unit Plan being further described on the previous page. Refer to the most recent management proxy circular filed with Canadian securities regulatory authorities by Aliant, BCI and BCE Emergis and the most recent Annual Information Form of Bell Canada.

2	The attendance fee for the Audit Committee of BCE Emergis is $1,500.

Minimum Share Ownership Guideline

The minimum share ownership guideline in place for 2002 consisted of directors being required to own 3,000 common shares or share units within three years of their election to the Board.

Lead Director Compensation

In February 2001, Mr. Currie was granted 30,000 phantom stock options for the years 2001 to 2003 in recognition of his expected role as lead director for a three year period ending at the end of 2003. The right to exercise these 30,000 phantom stock options was to have accrued by 33 1/3% a year starting on February 28, 2001. These options had a ten-year term. Upon exercise of these options, he was to receive a cash payment equal to the difference between the market price at the time of exercise and the market price at the time of grant. However, as a result of Mr. Currie’s resignation as lead director on April 23, 2002 and his appointment as Non-Executive Chairman of the Board, 66 2/3% of the original 30,000 phantom stock options grant was cancelled.

     Effective with Mr. Currie’s appointment as Non-Executive Chairman of the Board on April 23, 2002, his compensation arrangement was modified to reflect the increased duties and responsibilities incumbent with such position. The terms of such new arrangement are outlined below.

2003 COMPENSATION OF OUTSIDE DIRECTORS

We undertook in 2002 a comprehensive review of compensation arrangements for outside directors. In November 2002, the CGC recommended the following key changes, which were approved by our Board to take effect on January 1, 2003:

•	the cash compensation for our outside directors was increased to reflect their increased roles and responsibilities further to new governance standards under Sarbanes and the SEC Rules

•	until the increased minimum share ownership level (described on the next page) is attained, compensation will be paid in the form of share units under our Directors’ Share Unit Plan. Once an outside director attains the increased minimum share ownership level, he or she can elect the degree (if any) to which compensation will be paid in the form of share units

•	effective November 2002, the outside directors Stock Option Program and all outstanding options under this program were cancelled

•	comprehensive directors fees to cover the services of outside directors as directors of BCE and other BCE group companies the common shares of which are not publicly traded

•	non-Canadian resident directors elected or appointed in the future will be paid in Canadian funds in the same amounts as Canadian directors.

2003 Cash Compensation

Effective January 1, 2003, an all-inclusive flat fee arrangement has been introduced in lieu of retainers and attendance fees, as follows:

•	Canadian resident and future non-Canadian resident outside directors (except Mr. R. J. Currie as Chairman of the Board and Mr. J. E. Newall as Chairman of the Audit Committee)	flat fee of $150,000 per year, payable quarterly

•	Two non-Canadian resident outside directors who were members of the Board when new compensation arrangements were approved in November 2002 (Messrs. J. H. McArthur and R. C. Pozen)	flat fee of $150,000 US per year, payable quarterly

•	Chairman of the Audit Committee (who also currently serves as Chairman of the Audit Committee of Bell Canada, with no additional remuneration)	flat fee of $225,000 per year, payable quarterly

•	Chairman of the Board (who also currently serves as Chairman of the Board of Bell Canada with no additional remuneration), effective April 23, 2002 upon his appointment as our Chairman of the Board	flat fee of $300,000 per year, payable quarterly

Bell Canada Enterprises  22  Management Proxy Circular

Minimum Share Ownership Guideline

Outside directors are expected to own at least 10,000 common shares and/or share units under the Directors’ Share Unit Plan. Outside directors have five years from the later of becoming a Board member and November 26, 2002, to reach such threshold. This minimum share ownership guideline is an increase from the previous guideline which required directors to own 3,000 common shares or share units within three years of their election to the Board.

     The Board believes that the increase in the share ownership guideline for our outside directors serves to further align the interests of our outside directors with those of our shareholders.

Cancellation of Outside Directors Stock Option Program

We have had in place an outside directors Stock Option Program since November 2000 under which each outside director (to November 2002) was awarded a one-time grant of options covering 15,000 common shares with an additional one-time grant covering 7,500 common shares for directors residing outside of Canada. These options had a term of 10 years and an exercise price equal to the market price of our common shares on the day prior to the time of grant. No options have been exercised under this program. In connection with the changes in director compensation arrangements described above, on November 26, 2002 all outstanding options (whether vested or unvested) were forfeited and the program was terminated.

Report on Officers’ Compensation

COMPENSATION PHILOSOPHY

The objectives of our executive compensation policy are to assist in attracting and retaining executives and to motivate them to achieve and surpass individual and group performance objectives consistent with creating shareholder value and advancing our corporate success. Our compensation philosophy is to offer total compensation based on a comparator group of major Canadian and U.S. companies.

     A substantial portion of the executive’s annual cash compensation is tied to the attainment of corporate performance objectives. In addition, we have in place long-term incentive programs consisting principally of stock option plans which align executive and shareholder interests and provide an incentive to executives to pursue growth opportunities for BCE by enabling them to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and as a compensation element.

     The MRCC periodically reviews our executive compensation policy, generally to ensure that it continues to be effective in meeting objectives set out above. This review also includes a specific review of the compensation of our Chief Executive Officer and senior officers and certain subsidiaries. In this document, our officers whose compensation is set forth under the Summary Compensation Table are referred to as the “Named Executive Officers”. The compensation of two of our Named Executive Officers, Messrs. Blouin and Fecan, is approved by the boards of BCE Emergis and Bell Globemedia, respectively, based in each case on a compensation philosophy which is substantially similar to our philosophy.

TOTAL COMPENSATION

Total compensation is comprised of four elements:

•	Base salary

•	Annual short-term incentive awards

•	Long-term incentives

•	Benefits and perquisites.

     Total compensation is compared to a group of widely-held Canadian and U.S. companies. For 2002, this comparator group consisted of twenty-two North-American publicly-traded companies including large capitalization Canadian companies and U.S. companies in the telecommunications industry. This comparator group of companies is reviewed periodically to ensure its continued relevance.

     Our total compensation levels reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal fairness). The total compensation policy is positioned at the middle value of what is offered in the market for similar positions. This means that 50% of the companies in the comparator group pay more and 50% pay less. Actual total compensation of our executives is positioned between the 50th and 75th percentile of what is offered for similar positions in the comparator group depending on the level of individual contribution and achievement of strategic business objectives and financial targets. The 75th percentile means that 25% of the companies pay more and 75% of the companies pay less. With this total compensation approach, each compensation element is targeted to be at the middle value of what is offered in the market and consequently, the MRCC does not assign pre-determined weighting to any of the compensation elements.

Base Salary

The MRCC determines the base salary of each officer within a salary range. Such range is established by setting the minimum and maximum of the range at 20% below and 20% above the mid-point. The mid-point of a given salary range corresponds to the salary that reflects the middle value of the salaries paid by the comparator group for positions with similar responsibilities.

Chief Executive Officer

Following his appointment as President and Chief Executive Officer and going forward, Mr. Sabia has requested that the balance between base salary and incentive compensation be adjusted to reflect an increase in the compensation at risk. To that end, the MRCC has repositioned the mid-point of the salary range for the Chief Executive Officer position at 90% of the middle value of the salaries paid by the comparator group for similar positions. Mr. Sabia’s annual salary of $1,000,000 for 2002 as President and Chief Executive Officer placed him at the minimum of the salary range. This decrease in the mid-point, combined with an increase in the annual short-term incentive target (125%) (see Annual Short-Term Incentive Awards on the next page) puts more compensation at risk while maintaining the cash compensation of the Chief Executive Officer position in line with our compensation philosophy.

     Mr. Monty’s 2002 salary of $1,385,000 per year as Chairman and Chief Executive Officer was set at 100% of the middle value of the salaries paid in the comparator group for similar positions.

Bell Canada Enterprises  23  Management Proxy Circular

Annual Short-Term Incentive Awards

As part of the executive compensation policy, the MRCC established annual short-term incentive target awards ranging in 2002 from 35% of salary for the lowest eligible officer position to 125% of salary for the Chief Executive Officer. With respect to the Named Executive Officers the minimum target award was 60%.

     Annual awards are based upon two factors:

• corporate performance – this is assessed on the basis of strategic business objectives and quantifiable financial targets both being set at the beginning of the year as the Corporate Mandate by the Board (see Statement of Corporate Governance Practices, No. 1(a) on page 14 and No. 1(c) on page 15). Strategic business objectives might include, for example, a specific corporate objective with respect to a particular subsidiary, the development of new businesses, the improvement of management development, or the strengthening of certain relationships. Quantifiable financial targets might include, for example, earnings per share or contribution to earnings from core businesses. Primary consideration is generally given to the quantifiable financial targets for BCE and its principal business units; and

• individual contribution – this is evaluated on the basis of criteria which affect corporate performance such as creativity and initiative in addressing business issues, succession planning and management development.

     On the basis of the above factors, the MRCC determines the size of the annual short-term incentive awards. More specifically, amounts of the awards are computed based on the product of the corporate performance factor and of the individual contribution factor. Actual awards may vary between zero and, depending on the position held, a maximum of three times the target awards based on achievement of the above two factors. In most instances, awards for a given performance year are only paid at the beginning of the following year.

     Executive Officers who are eligible to participate in the BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997) (the “Executive Share Unit Plan”) can, prior to the end of the year preceding the year of payment, elect to receive up to 100% of their annual short-term incentive awards in the form of share units (see Share Units on page 26) or have up to 100% of their annual short-term incentive awards contributed to the Employees’ Profit Sharing Plan (the “Profit Sharing Plan”). Contributions to the Profit Sharing Plan permit tax on the incentive award to be paid by the time of filing an income tax return for the year of contribution. Election to receive the award in the form of share units can be used as a means to achieve mandatory minimum share ownership levels as described under Share Ownership Guidelines on page 26.

Chief Executive Officer

Upon the appointment of Mr. Sabia as President and Chief Executive Officer, the annual short-term incentive target for that position was increased from 100% to 125% of base salary, retroactive to the beginning of 2002. The increase in the annual short-term incentive target coincides with a decrease in the mid-point of the salary range so as to preserve the alignment of the total cash compensation payable to the Chief Executive Officer with our compensation policy. Mr. Sabia’s 2002 bonus was established at $650,000 by the MRCC. The awards reflect the fact that, in 2002, we did not fully achieve the Corporate Mandate targets and with respect to the individual contribution factor, the MRCC and the Board assessed that Mr. Sabia had exceeded his targets. Mr. Sabia elected to receive 100% of his 2002 short-term incentive award in share units. Therefore, no short-term incentive award in the form of cash was paid to him for 2002.

     Mr. Monty did not receive any 2002 short-term incentive awards.

     In November 2001, the Board of Bell Canada introduced a special one-year incentive for all Bell Canada management employees, to recognize the degree of difficulty linked to 2002 Bell Canada EBITDA1 objectives in a period of economic uncertainty. Messrs. Sheridan and Wetmore were eligible to receive up to an additional 33% of their 2002 annual short-term incentive award. However, as the Bell Canada EBITDA1 objectives were not met, no payments were made with respect to this special one-year incentive program.

Two-Year Bell Canada Capital Efficiency Incentive Plan

A two-year incentive plan designed to reward executives of Bell Canada for reducing capital intensity, expressed as capital expenditures over revenues, was introduced for 2002 and 2003. Messrs. Sabia, Sheridan and Wetmore are eligible for this incentive. The capital intensity targets were approved by the Board of Bell Canada in November 2001.

     Upon achievement of 2002 and/or 2003 targets, payments will be made in 2004 at the time short-term incentive awards are normally paid. The maximum payout for fully achieved 2002 and 2003 objectives are 50% and 65%, respectively, of the short-term incentive target. The total aggregate maximum potential payout is 115% of the short-term incentive target to be calculated using the base salary and target in effect at the end of 2003, subject to the executive maintaining satisfactory individual performance until payment. Given the new emphasis in the BCE group and in the telecommunications industry from a focus on capital intensity to a focus on free cash flow, the plan was modified in early 2003 to change the capital intensity target for the year 2003 to a free cash flow target. For more information, see Bell Canada Capital Efficiency Incentive Plan on page 30.

1	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standard meaning under Canadian generally accepted accounting principles. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. The way we define EBITDA may be different from the way other publicly traded companies define it or similar terms. EBITDA should not be confused with net cash flows from operating activities. The most comparable earnings measure is operating income.

Bell Canada Enterprises  24  Management Proxy Circular

Long-Term Incentives

STOCK OPTIONS

The MRCC may grant options to purchase BCE common shares under our stock option plans to our officers and other key employees and those of certain of our subsidiaries (such stock option plans being herein collectively referred to as the “Stock Option Program”). Stock option awards do not take outstanding options into account. Grant levels depend on the position of the incumbent and the appropriate level of total compensation relative to the market based on individual contribution. Grant levels are set to bring the total compensation between the 50th and 75th percentile, as previously discussed on page 23 under Total Compensation. The number of options granted is calculated by dividing the value of the grant by the market value of our common shares on the day prior to the effective date of the grant of the options (“Subscription Price”). In addition, special grants of stock options may be approved to recognize singular achievements or, exceptionally, to retain and motivate officers and key employees (“Special Grants”).

     The term of an option is normally ten years from the date of the grant except in the case of retirement, cessation of employment, death or an optionee’s employer ceasing to be BCE or one of our subsidiaries. In such instances, the term may be reduced in accordance with the provisions of the Stock Option Program or in accordance with decisions made from time to time by the MRCC.

     Except as indicated below, the right to exercise an option accrues by 25% annual increments over a period of four years from the date of grant, unless otherwise determined by the MRCC at the time of grant. For Special Grants, the right to exercise may accrue over a longer period of time.

     The Stock Option Program was modified in 1999 to provide special vesting provisions in the event of a Change of Control (as defined below) of BCE. If such a Change of Control occurs and an optionee’s employment is terminated by BCE other than for cause or by the optionee for good reason (“Unjustified Termination”) within 18 months following such Change of Control, the options then held by such optionee with respect to which the right to exercise has not yet accrued (unvested options) become exercisable in full for a period of 90 days as of the date of termination, or such longer period as the MRCC may determine. “Change of Control” is defined, in essence, as:

•	an offeror acquiring 50% or more of the outstanding securities of a class of voting or equity securities of BCE

•	certain changes to the composition of the majority of our Board such as those which may result from a dissident proxy solicitation

•	the approval by our shareholders of plans or agreements providing for the disposition of all or substantially all our assets, our liquidation or dissolution or, in certain cases, our merger, consolidation or amalgamation, or

•	such other event as the MRCC may determine to be a “Change of Control” in its sole discretion.

     Options held by an optionee principally employed in a BCE business unit, such as Bell Canada or such other subsidiary identified by the MRCC (a “Designated Business Unit”), with respect to which the right to exercise has not yet accrued will, in the event that we cease to hold at least a 50% interest but continue to hold at least a 20% interest in such Designated Business Unit, become exercisable in the same manner as described above with respect to a Change of Control. The exercisability of such options is conditional upon the employment of the optionee being terminated in a manner which constitutes an Unjustified Termination within 18 months following the decrease of our interest in the Designated Business Unit. Options held by an optionee principally employed in a Designated Business Unit with respect to which the right to exercise has not yet accrued will, in the event that we cease to hold at least a 20% interest in such Designated Business Unit, become exercisable in full, effective upon the earlier of (a) one year following the occurrence of such event or (b) the date of an Unjustified Termination of the optionee. Such options are exercisable for a period of 90 days or such longer period as the MRCC may determine.

     Options granted since 2001 provide that, should the holder cease to be employed by BCE or its subsidiaries and subsequently engages in Unfair Employment Practices (which includes using our confidential information for the benefit of a subsequent employer), all then unexercised options forfeit, and, in addition, the holder must reimburse us the after tax profit realized upon any option exercised in the preceding twelve months.

     The exercise price payable for each common share covered by an option is at least equal to the Subscription Price. The MRCC, in certain circumstances, may set at time of grant a higher exercise price. Subject to any required approval of the stock exchanges on which our common shares are listed and posted for trading, the MRCC may also set an exercise price below the Subscription Price. This would occur where an option to acquire shares of one of our subsidiaries or of a company which is proposed to become one of our subsidiaries is converted into an option to acquire our common shares with an exercise price set so as to preserve the economic position of the optionee.

     Prior to November 1999, simultaneously with the granting of an option, rights to a Special Compensation Payment (“SCP”) may have been granted by the optionee’s employer. A SCP is a cash payment representing the excess of the market value of the shares on the date of exercise over their Subscription Price. SCPs, if any, are attached to options and are triggered when the options are exercised.

     Effective January 1, 2003, we adopted the fair value method of accounting for stock option compensation on a prospective basis.1

Named Executive Officers

Mr. Sabia received an annual grant of 360,000 options in February 2002.

     As a result of his appointment as Chief Executive Officer in April 2002, based on our compensation policy, Mr. Sabia would have been entitled to an additional grant of options which was replaced by 4.5 years of service for pension purposes. The range of the option grant for the Chief Executive Officer was also reduced on a going forward basis to partially offset a minimum pension at age 55. For more information, see Pension Arrangements on page 32.

1	In December 2002, we announced that effective January 1, 2003, we will account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value based method of accounting, using a Black Scholes option pricing model. As a result of applying this new accounting policy, we expect to record operating expenses of approximately $40 million to $55 million in 2003, representing an impact of approximately $0.04 to $0.05 on net earnings per share.

Bell Canada Enterprises  25  Management Proxy Circular

     Mr. Monty received a grant of 650,000 options in February 2002 as our Chairman and Chief Executive Officer. Pursuant to the terms of Mr. Monty’s employment with BCE, all his options vested upon his retirement and will remain outstanding for the remaining normal term.

     The stock option plan of Aliant, one of our subsidiaries, in which Mr. Wetmore participated as President and Chief Executive Officer until the end of February 2002 is substantially similar to the Stock Option Program with the exception that the right to exercise options, rather than accruing by 25% annual increments over a period of four years from the date of grant, accrues by 33 1/3% annual increments over a period of three years from the date of grant. For additional information on the Aliant Stock Option Plan, refer to Aliant’s most recent management proxy circular filed with Canadian securities regulatory authorities.

     Mr. Blouin, as Chief Executive Officer of BCE Emergis, one of our subsidiaries, participates in the BCE Emergis Share Option Plan. The stock option plan of BCE Emergis is substantially similar to the Stock Option Program with the exception that the term of the options is six years instead of ten, and the right to exercise options, rather than accruing by 25% annual increments over a period of four years from the date of grant, accrues as follows: 25% after two years, 75% after three years and 100% after four years. For additional information on the BCE Emergis Share Option Plan, refer to BCE Emergis’ most recent management proxy circular filed with Canadian securities regulatory authorities.

     The number of options granted to Bell Canada officers each year is linked to the degree of achievement of the prior year’s Economic Profit Target. If the Economic Profit Target is missed by more than 10%, the option grants are reduced by 50% from normal grant levels. If the Economic Profit Target is exceeded, this will result in an award of 110% of the normal grant. Based on the achievement of the 2001 Economic Profit Target, Bell Canada officers received 100% of the normal grant in February 2002.

SHARE UNITS

To increase the alignment of executive and shareholder interests, we have in place an Executive Share Unit Plan pursuant to which share units (“Units”), each one being equivalent in value to one BCE common share, may be awarded to certain of our officers and other key employees and of certain subsidiaries (the “Participants”). In addition, special awards may be granted by the MRCC to recognize singular achievements or to achieve certain corporate objectives. The number and terms of outstanding Units are not taken into account when determining whether and how many new Units will be awarded. Furthermore, there are no vesting conditions under the terms of our Executive Share Unit Plan.

     Units earn dividends in the form of additional Units at the same rate as dividends on outstanding common shares. Following cessation of employment of a Participant, Units are paid, after remittance of applicable withholding taxes, in BCE common shares purchased on the open market.

     The Executive Share Unit Plan allows eligible officers to elect to be paid up to 100% of their annual short-term incentive awards in the form of Units in lieu of being paid in cash. Thus, once the MRCC approves the annual short-term incentive awards based on the factors described on page 24 under Annual Short-Term Incentive Awards, on the basis of the election of each eligible officer, the MRCC establishes the number of Units granted. This election can be used as a mean to achieve mandatory minimum share ownership levels as described below under Share Ownership Guidelines. All Named Executive Officers, except Mr. Fecan and Mr. Blouin (with respect to awards paid by BCE Emergis), qualify as eligible officers.

Chief Executive Officer

Mr. Sabia elected to receive 100% of his 2002 annual short-term incentive award of $650,000 in Units, for a total of 23,222 Units based on a market price of $27.99.

     Further to a MRCC recommendation, the Board approved a special grant of 40,000 Units to Mr. Monty in February 2002 as part of his overall compensation arrangements.

BELL GLOBEMEDIA DEFERRED CASH PLAN

Executives of Bell Globemedia participate in a deferred cash plan (the “Deferred Cash Plan”). This Plan is designed to reward executives on the basis of achievement of specific EBITDA1 objectives. The target grant value is determined at the beginning of each year by the Board of Bell Globemedia and becomes effective on February 28th of the same year. If Bell Globemedia achieves EBITDA objectives for the year in which the grant was made, the grant becomes vested and will be payable over a three-year period in equal installments commencing on the first anniversary of the grant. Achievement of 100% of the objectives results in an award equal to 100% of the target grant value; achievement of the objectives at a level of 67% results in an award equal to 50%; and achievement of the objectives at a level of 120% or more results in an award equal to 200% of the target grant value; with percentage achievement in between resulting in a scaling of the actual award amount between 50% and 200%. The executive must remain employed by Bell Globemedia at the time of each payment to be eligible for the payments. For 2002, the target grant value for Mr. Fecan was established at 70% of base salary.

     Bell Globemedia also introduced a one-time three-year Enterprise Value Plan to recognize the degree of difficulty linked to the 2004 EBITDA objective. If the 2004 EBITDA objective is achieved at target, Mr. Fecan will be entitled to an additional incentive payment equal to 1.5 times the 2005 payout under the Deferred Cash Plan.

SHARE OWNERSHIP GUIDELINES

Our compensation programs emphasize share ownership. Our officers are required to attain specified share ownership levels (through common share or Units) over a five-year period with the objective that 50% of those target levels will be reached within three years. Such levels are expressed as a percentage of annual base salary and range from 200% to 500% depending on the officer position:

•	Chief Executive Officer: 500%

•	Heads of Line of Business: 300%

•	Business Unit Presidents/Chief Officers/ Senior Vice-Presidents: 200%.

NOTE: The target level for Mr. Fecan is 150% with a lower annual grant of BCE stock options to account for his participation in the Bell Globemedia Deferred Cash Plan.

1	See the definition of “EBITDA” in footnote 1 on page 24

Bell Canada Enterprises  26  Management Proxy Circular

     Participation in our following plans can contribute to the attainment of the minimum share ownership target:

•	Executive Share Unit Plan described on the previous page under SHARE UNITS

•	Employees’ Savings Plan described on page 30 in footnote (7) of the Summary Compensation Table

•	Shares acquired pursuant to the exercise of stock options granted under the Stock Option Program described on page 25 under STOCK OPTIONS, for as long as they are held by the officer.

COMPENSATION PHILOSOPHY OF OUR SUBSIDIARIES

The compensation policies of Bell Canada are substantially similar to ours except that their short-term incentive plans tie payouts to their specific corporate objectives set out at the beginning of the year. Bell Canada has also introduced special incentive awards towards the achievement of specific financial targets for years 2002 and 2003 as mentioned on page 24 under Annual Short-Term Incentive Awards and under Two-Year Bell Canada Capital Efficiency Incentive Plan. The compensation policies of Bell Globemedia, Aliant and BCE Emergis are compatible with ours except that their short-term incentive plans tie payouts to their specific corporate objectives set out at the beginning of the year. Grants of BCE options to Messrs. Fecan, Sheridan and Wetmore in 2002 were approved by our Board upon the recommendation of each subsidiary. Stock option grants to Mr. Wetmore while he was employed by Aliant were made under the Aliant Stock Option Plan in accordance with the Aliant compensation policies. Stock option grants to Mr. Blouin since he joined BCE Emergis have been awarded by BCE Emergis under the BCE Emergis Share Option Plan in accordance with the BCE Emergis compensation policies.

CONCLUSION

It is our view that the total compensation of the Named Executive Officers for 2002 was appropriate and well positioned compared to the total compensation of our comparator group. We believe that it was also consistent with our compensation policy of linking an important portion of our executives’ cash compensation to the attainment of corporate performance objectives and the creation of shareholder value. For those Named Executive Officers employed by entities where corporate objectives were not fully achieved, annual short-term incentives paid were below target. Overall, we are confident that our compensation approach has allowed us to attract, motivate and retain officers while aligning the interests of shareholders and officers.

Report presented February 25, 2003 by:
P. M. TELLIER, CHAIRMAN
B. M. LEVITT
J. H. McARTHUR
V. L. YOUNG

Bell Canada Enterprises  27  Management Proxy Circular

EXECUTIVE COMPENSATION TABLE

The table below sets forth the compensation for the financial years ended December 31, 2002, 2001 and 2000 for the two individuals who occupied the position of Chief Executive Officer and the four other most highly compensated Named Executive Officers for 2002.

Summary Compensation Table

	Annual compensation				Long-term compensation

	Awards

					Securities under		Restricted Shares or
				Other Annual	Options /		Restricted	All Other
				Compensation	SARs granted		Share Units	Compensation
Name and principal position		Salary	Bonus	($)	(#)		(#)	($)
(1)	Year	($)	($)	(2)	(3)(4)		(5)(6)	(4)(7)

Michael J. Sabia	2002	931,667	—	9,177	360,000		23,222 Share Units	27,542
President and							based on $650,000
Chief Executive Officer,
BCE	2001	690,000	—	51,926	50,000		21,556 Share Units	19,136
Chief Executive Officer,							based on $720,000
Bell Canada
	2000	525,000	—	126,854	342,900		19,200 Share Units	25,402
							based on $792,000

Jean C. Monty	2002	692,500	—	271,588	650,000		40,000 Share Units	19,642
Former Chairman and							based on $1,336,000
Chief Executive Officer,
BCE	2001	1,300,000	—	312,163	650,000		44,910 Share Units	33,094
Former Chairman and							based on $1,500,000
Chief Executive Officer,
Bell Canada	2000	1,218,000	—	132,319	—		53,928 Share Units	24,311,401
							based on $2,114,300

Ivan Fecan	2002	700,000	490,000	29,615	50,000		—	57,602
President and
Chief Executive Officer,	2001	700,000	367,500	—	150,000		—	952
Bell Globemedia
	2000	—	—	—	—		—	—

John W. Sheridan	2002	711,398	305,620	90,071	530,000		—	93,249
President and
Chief Operating Officer,	2001	600,000	720,000	259,928	200,000		—	90,701
Bell Canada
	2000	489,248	—	929,711	200,379		17,712 Share Units	289,321
							based on $720,000

Stephen G. Wetmore	2002	591,731	146,700	61,154	395,000		—	652,147
Executive Vice-President,					60,832	(Aliant)	—
BCE
Vice-Chairman, Corporate,	2001	524,865	256,861	1,119,151	72,164	(Aliant)	—	—
Bell Canada
	2000	498,953	276,000	300,000	121,355	(Aliant)	—	—

Pierre J. Blouin	2002	483,805	155,320	22,684	130,000		449 Share Units	105,096
Chief Executive Officer,					230,000		based on $12,580
BCE Emergis					(BCE Emergis)

	2001	355,000	349,600	37,800	105,634		910 share units	9,282
							based on $30,400
	2000	274,612	280,000	344,205	80,098		—	8,804

(1)	Mr. Sabia was appointed Executive Vice-President of BCE and Vice-Chair, Corporate of Bell Canada on July 3, 2000. He became President of BCE later in 2000 while maintaining his responsibilities at Bell Canada. In March 2002, he was appointed President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. His 2002 compensation was determined by our Board in accordance with our

Bell Canada Enterprises  28  Management Proxy Circular

compensation policies and paid to him by us. 65% of his total compensation was charged to Bell Canada for services rendered. The principal terms of his employment are described under Termination and Other Employment Arrangements on page 33. Prior to joining BCE, Mr. Sabia was Chief Executive Officer of BCI with his compensation established and paid by BCI.

Mr. Monty resigned as Chairman and Chief Executive Officer of BCE on April 23, 2002 and Bell Canada effective May 2, 2002. Until his retirement on July 1, 2002, he remained on salary continuation with benefits. His 2002 compensation and the terms of his retirement were determined by our Board in accordance with our compensation policies and pre-existing contractual arrangements and paid to him by BCE. 50% of his total compensation was charged to Bell Canada for services rendered. The principal terms of his retirement arrangements with BCE are described under Pension Arrangements on page 32. The salary figure included in this table for 2002 reflects actual salary paid to July 1, 2002 based on an annual salary of $1,385,000.

Mr. Fecan joined Bell Globemedia, one of our subsidiaries, as President and Chief Executive Officer on January 9, 2001. Mr. Fecan’s compensation was determined by the Board of Bell Globemedia and paid in accordance with Bell Globemedia’s compensation policies. Mr. Fecan was not one of our executive officers prior to January 9, 2001.

Mr. Sheridan was appointed President of Bell Ontario on January 1, 1999, Vice-Chair, Market Groups, Bell Canada on January 27, 2000 and President, Bell Canada on October 25, 2000. On May 2, 2002, he was appointed President and Chief Operating Officer of Bell Canada. His entire compensation is determined by Bell Canada’s Board in accordance with Bell Canada’s compensation policies and paid by Bell Canada.

Mr. Wetmore was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. From April 22, 1999 to February 28, 2002, Mr. Wetmore was President and Chief Executive Officer of Aliant, which became one of our subsidiaries on April 27, 2000. Mr. Wetmore’s compensation was paid by Aliant until March 1, 2002 in accordance with Aliant’s compensation policies and, for the remainder of the year, paid by Bell Canada in accordance with Bell Canada’s compensation policies. The principal terms of his employment with us are described under Pension Arrangements and Termination and Other Employment Arrangements on pages 32 and 33, respectively. All figures included in this table for 2000 show the total compensation received by Mr. Wetmore during 2000, including the period before Aliant became a subsidiary.

Mr. Blouin was appointed Chief Executive Officer of BCE Emergis on May 13, 2002. Between January 27, 2000 and March 1, 2002 Mr. Blouin was President and Chief Executive Officer of Bell Mobility, a subsidiary of Bell Canada. From March 1, 2002 until his appointment at BCE Emergis, he occupied the position of Executive Vice-President at BCE in addition to his role at Bell Mobility. His 2002 compensation was paid by Bell Mobility and BCE during part of 2002 in accordance with Bell Canada and BCE’s compensation policies and since May 2002 it has been paid by BCE Emergis in accordance with BCE Emergis’ compensation policies.

(2)	In the case of Mr. Sabia, “Other Annual Compensation” primarily includes cash payments of $100,000 and $41,667 for 2000 and 2001 respectively as per his compensation arrangements with BCI and an amount of $21,552 paid in lieu of vacation in 2000.

In the case of Mr. Monty, “Other Annual Compensation” consists of perquisites and other benefits comprised primarily, in 2000, of an amount of $112,136 (converted from U.S. dollars to Canadian dollars at the rate of 1.4852 being the average of the exchange rates in effect during 2000), in 2001, of an amount of $288,359 (converted from U.S. dollars to Canadian dollars at the rate of 1.5484 being the average of the exchange rates in effect during 2001), and in 2002, of an amount of $130,888 (converted from U.S. dollars to Canadian dollars at the rate of 1.5704 being the average of the exchange rates in effect during 2002), representing our aggregate incremental cost related to the personal use by Mr. Monty of our corporate aircraft. Moreover, in 2002 an amount of $42,452 was paid in lieu of vacation.

In the case of Mr. Fecan, “Other Annual Compensation” consists of an amount of $29,615 paid in lieu of 2002 vacation.

In the case of Mr. Sheridan, “Other Annual Compensation” refers to the gains from the exercise of SCPs attached to options under the Stock Option Program in the amounts of $929,711, $259,928 and $90,071 for 2000, 2001 and 2002, respectively.

In the case of Mr. Wetmore, “Other Annual Compensation” consists of an amount of $61,154 paid by Aliant in 2002 in lieu of vacation. For 2001, it includes an amount of $1,119,151 which relates to the sale to Aliant of Aliant stock options received further to the conversion of a previous option grant awarded by NewTel Enterprises Limited (one of the predecessor companies which formed Aliant in May 1999), under the terms of the employment agreement between Mr. Wetmore and Aliant. The amount of $300,000 included in “Other Annual Compensation” for 2000 refers to a supplementary bonus paid by Aliant to Mr. Wetmore in recognition of his contribution to the success of the Aliant merger.

In the case of Mr. Blouin, “Other Annual Compensation” for 2002 includes an amount of $16,284 paid in lieu of vacation. It also includes amounts of $37,800 and $6,400 for 2001 and 2002, respectively, relating to the lease by us of an apartment used by Mr. Blouin when working in Toronto. For 2000, it includes an amount of $344,205 which represents the gain from the exercise of SCPs attached to options under the Stock Option Program.

No amount is included in this table for perquisites and other personal benefits where they amount to less than the $50,000 disclosure threshold.

(3)	These represent options granted under the Stock Option Program which is described under STOCK OPTIONS on page 25. See also the stock options table on page 31. For Messrs. Wetmore and Blouin, also included are options granted by Aliant and BCE Emergis, respectively.

In the case of Mr. Sabia, he was granted in 1999 options to acquire 65,000 common shares as well as options to acquire 180,000 BCI common shares under the Bell Canada International Long-Term Incentive (Stock Option) Program (1997) (the ''BCI Stock Option Program’’) of which 90,000 were replaced by options to acquire 114,557 BCE common shares converted in accordance with a share price ratio methodology which preserved the existing economic interest and which are included in the options to acquire 342,900 BCE common shares granted in 2000. All other BCI options remain outstanding. For a description of the BCI Stock Option Program refer to BCI’s most recent management proxy circular filed with Canadian securities regulatory authorities.

In the case of Mr. Fecan, the number of options that would have normally been granted to him in 2002 in accordance with our compensation policies was reduced by half to account for his participation in Bell Globemedia Deferred Cash Plan which is described under BELL GLOBEMEDIA DEFERRED CASH PLAN on page 26.

In 2002, Mr. Sheridan received, in addition to an annual grant of 230,000 options, a special grant of 300,000 options with 20% vesting each year over five years serving to recognize a valuable contribution and important future challenges.

In 2002, Mr. Wetmore received, in addition to his hiring grant of 170,000 options, a special grant of 225,000 options with 20% vesting per year over five years serving to recognize a valuable contribution and important future challenges. The options shown for 2000 and 2001 were granted under the Aliant Stock Option Plan. In 2000, Mr. Wetmore was granted 100,000 Aliant stock options to become exercisable at such time as a pre-determined share price was reached. None of these options have vested and they were cancelled upon his appointment at Bell Canada. For a more detailed description of this special grant, refer to Aliant’s 2002 management proxy circular filed with Canadian securities regulatory authorities. All other non vested Aliant options continue to vest based on Aliant’s vesting schedule.

In the case of Mr. Blouin, he was granted 130,000 options in 2002 under the Stock Option Program. In addition, Mr. Blouin received three grants of stock options under the BCE Emergis Share Option Plan, which is referred to under STOCK OPTIONS on page 25: a hiring grant of 130,000 options, an advance grant of 20,000 options (representing the target portion of the 2003 annual stock option grant), and a special grant of 80,000 options with special vesting rules for retention purposes. These 80,000 options will vest after three years from the date of grant.

Bell Canada Enterprises  29  Management Proxy Circular

Freestanding Stock Appreciation Rights (“SARs”) are not granted under the Stock Option Program.

(4)	For 2000, the numbers shown in this table represent the number of securities under new options granted in 2000 under the Stock Option Program and under the Aliant and BCE Emergis Plans, as the case may be, and do not include the number of BCE Replacement Options (as defined below) or Nortel Replacement Options (as defined below) granted in connection with the distribution by BCE of an approximate 35% ownership interest in Nortel Networks Corporation (“Nortel Networks”) on May 1, 2000. Options to acquire our common shares outstanding on May 1, 2000 were cancelled and replaced by (a) options to acquire an equal number of our common shares on the same terms and conditions as the original options (the “BCE Replacement Options”) and (b) options to acquire approximately 1.57 post-split common shares of Nortel Networks (the “Nortel Replacement Options”), with exercise prices established so as to preserve the economic value of the options originally granted.

The SCPs attached to options granted prior to November 1999 under the Stock Option Program and still outstanding at the time of the Nortel Networks common share distribution were adjusted accordingly and remained the responsibility of BCE and/or its subsidiaries. SCPs are triggered when the options to acquire our common shares or Nortel Networks common shares, as the case may be, are exercised.

(5)	Units which are equivalent in value to BCE common shares were awarded. The number of Units awarded was determined on the basis of the closing price of BCE common shares on The Toronto Stock Exchange on the day prior to the effective date of the award of Units. The dollar amount included in the Summary Compensation Table represents the pre-tax value of the Units at the time of the award. On each BCE common share dividend payment date, additional Units are credited to the account of the Named Executive Officers in an amount equivalent to dividends on outstanding BCE common shares. For further information, see SHARE UNITS on page 26. Aggregate holdings of Units and their value as at December 31, 2002 based on a common share market price of $28.50 are as follows: Mr. Sabia: 48,951 Units with a value of $1,395,090, Mr. Monty: 238,241 Units with a value of $6,789,874, Mr. Sheridan: 18,930 Units with a value of $539,527 and Mr. Blouin: 942 Units with a value of $26,855.

(6)	The numbers of Units originally awarded have been adjusted to reflect the arrangements entered into in connection with the distribution of the interest in Nortel described in footnote (4) above.

(7)	“All Other Compensation” for Messrs. Sabia, Monty, Sheridan, Wetmore and Blouin includes company contributions under the BCE Employees’ Savings Plan (1970). Under this plan, our employees and those of Bell Canada, including executive officers, are eligible to make a basic contribution towards the purchase of our common shares of up to 6% of their base salary and short-term incentive awards matched by a BCE or Bell Canada contribution of $1 for every $3 contributed by the employee. BCE Emergis offers a similar plan to its employees where BCE Emergis contributes $1 for every $2 contributed by the employee. For Mr. Blouin, company contributions under the BCE Emergis Employee Share Purchase Plan are included in “All Other Compensation”. “All Other Compensation” also includes payments for life insurance premiums.

In the case of Mr. Sabia, “All Other Compensation” also includes a health allowance of 1.5% of salary which was paid by BCI for the year 2000.

In the case of Mr. Monty, “All Other Compensation” also includes, for 2000, gains from the exercise of SCPs under the Stock Option Program attached to Nortel Replacement Options received as a result of the arrangement described in footnote (4) above and exercised in 2000.

In the case of Mr. Fecan, “All Other Compensation” also includes, for 2002, an amount of $43,077 paid in lieu of 2001 vacation and an amount of $13,500 in employer contributions to a defined contribution pension plan in which he participates.

In the case of Mr. Sheridan, “All Other Compensation” also includes an amount of $75,000 which was paid by Bell Canada in each of 2000, 2001 and 2002 with respect to Mr. Sheridan’s relocation from Ottawa to Toronto to compensate for the market differential as well as gains from the exercise of SCPs under the BCE Stock Option Program attached to Nortel Replacement Options received as a result of the arrangement described in footnote (4) above and exercised in 2000.

In the case of Mr. Wetmore, “All Other Compensation” also includes primarily an amount of $600,000 paid by Aliant in 2002, which represents a portion of the retention bonus of $950,608 awarded in connection with the merger of the predecessor companies which formed Aliant in May 1999. Also included is an amount of $22,218 paid by Aliant in 2002 and representing the remainder of an outstanding relocation allowance.

In the case of Mr. Blouin, “All Other Compensation” also includes an amount of $35,000 which was paid by BCE in 2002 as a relocation allowance, as well as an amount of $55,556 paid in lieu of 2001 vacation.

BELL CANADA CAPITAL EFFICIENCY INCENTIVE PLAN

The following table illustrates potential future payouts to the participating Named Executive Officers under the Bell Canada Capital Efficiency Incentive Plan established in 2002, and as amended in the early part of 2003. For a description of the terms of the Plan, refer to Two-Year Bell Canada Capital Efficiency Incentive Plan on page 24.

Awards in most recently completed year

			Estimated Future Payouts Under
			Non-Securities-Price-Based plans
		Performance or	(1)
	Securities, Units	Other Period Until
	or Other Rights	Maturation or	Threshold	Target	Maximum
Name	(#)	Payout	($ or #)	($ or #)	($ or #)

Michael J. Sabia	–	March 1, 2004	0	$1,437,500	$1,437,500
John W. Sheridan	–	March 1, 2004	0	$672,750	$672,750
Stephen G. Wetmore	–	March 1, 2004	0	$493,600	$493,600

(1)	Both the Target and Maximum columns show the maximum potential payout calculated on the basis of 115% (50% for 2002 and 65% for 2003 target achievement) of the short-term incentive award target for each Named Executive Officer. Subject to the executives maintaining individual satisfactory performance, 50% of that amount will be payable in March 2004 given that the capital intensity target for 2002 has been achieved. The remaining portion of the award is subject to the same condition and will only be paid if the free cash flow target for 2003 is met, as described on page 24 under Two-Year Bell Canada Capital Efficiency Incentive Plan.

Amounts for 2002 and 2003 are estimated using current base salary and target bonus. Actual payments, if any, will be calculated using compensation data as of December 31, 2003. The amount for Mr. Wetmore for 2002 has been prorated to recognize the period of employment with Bell Canada.

Bell Canada Enterprises  30  Management Proxy Circular

STOCK OPTIONS

The following table sets forth individual grants of stock options to each of the Named Executive Officers under the Stock Option Program, the BCE Emergis Share Option Plan and the Aliant Stock Option Plan during the financial year ended December 31, 2002.

Option / SAR Grants during the most recently completed financial year

						Market value of
			% of Total options /			securities underlying
	Securities under		SARs granted to		Exercise or	options / SARs
	options / SARs granted		employees in		base price	on the date of grant
	(#)		financial year		($ / Security)	($ / Security)
Name	(1)(2)		(2)		(3)	(2)	Expiration date

Michael J. Sabia	360,000		4.5%		$33.40	$33.40	Feb. 26, 2012
Jean C. Monty	650,000		8.1%		$33.40	$33.40	Feb. 26, 2012
Ivan Fecan	50,000	(4)	0.6%		$33.40	$33.40	Feb. 26, 2012
John W. Sheridan	230,000		2.9%		$33.40	$33.40	Feb. 26, 2012
John W. Sheridan	300,000	(5)	3.7%		$25.60	$25.60	Aug. 6, 2012
Stephen G. Wetmore	170,000		2.1%		$33.40	$33.40	Feb. 26, 2012
Stephen G. Wetmore	225,000	(5)	2.8%		$25.60	$25.60	Aug. 6, 2012
Stephen G. Wetmore (Aliant)	60,832	(6)	9.6	%(9)	$29.12	$29.12	Feb. 12, 2012
Pierre J. Blouin	130,000		1.6%		$33.40	$33.40	Feb. 26, 2012
Pierre J. Blouin (BCE Emergis)	150,000	(7)	4.3	%(10)	$9.05	$9.05	June 10, 2008
Pierre J. Blouin (BCE Emergis)	80,000	(8)	2.3	%(10)	$9.05	$9.05	June 10, 2008

(1)	Each option granted under the Stock Option Program, the Aliant Stock Option Plan or the BCE Emergis Share Option Plan covers one common share of BCE, Aliant or BCE Emergis, respectively. No rights to Special Compensation Payments were attached to options granted in 2002 to the Named Executive Officers under the Stock Option Program, the Aliant Stock Option Plan and the BCE Emergis Share Option Plan. These stock option plans are described under STOCK OPTIONS on page 25.

(2)	As freestanding SARs are not granted, the numbers relate solely to stock options.

(3)	The exercise prices of the stock options outlined in this table are equal to the closing prices of the common shares of BCE, Aliant or BCE Emergis, as the case may be, on the TSX on the day prior to the effective date of each grant of options.

(4)	Number of options set at one-half the normal grant level to account for Mr. Fecan’s participation in the Bell Globemedia Deferred Cash Plan.

(5)	These options vest over a five-year period i.e., 20% per annum.

(6)	These options to purchase Aliant’s common shares were granted by Aliant under the Aliant Stock Option Plan. Options vest in annual increments of 33 1/3% over a three-year period.

(7)	These options to purchase BCE Emergis’ common shares were granted by BCE Emergis under the BCE Emergis Share Option Plan. Options vest over a four-year period as follows: 25%, 75% and 100% after two, three and four years, respectively.

(8)	These options to purchase BCE Emergis’s common shares were granted by BCE Emergis under the BCE Emergis Share Option Plan and will vest three years after the date of grant.

(9)	Calculated based on total number of options granted in 2002 under the Aliant Stock Option Plan.

(10)	Calculated based on total number of options granted in 2002 under the BCE Emergis Share Option Plan.

Bell Canada Enterprises  31  Management Proxy Circular

The following table sets forth details of all exercises of stock options by each of the Named Executive Officers under the BCE Stock Option Program, the BCI Stock Option Program, the Aliant Stock Option Plan and the BCE Emergis Share Option Plan during the financial year ended December 31, 2002, and the financial year-end value of unexercised options of each issuer on an aggregate basis for each Named Executive Officer.

Aggregated option / SAR exercises during the most recently completed financial year and financial year-end option / SAR values

						Value of unexercised
				Unexercised options / SARs		"in-the-money" options /
				at December 31, 2002		SARs at December 31, 2002
			Aggregate	(#)		($)
		Securities acquired	value realized	(2)(6)		(2)(3)(6)
		on exercise	($)
Name		(#)	(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael J. Sabia	BCE	—	—	268,042	549,858	1,962,381	638,298
Michael J. Sabia	BCI(4)	—	—	750	—	—	—
Jean C. Monty	BCE(5)	—	—	1,815,400	—	7,398,669	—
Ivan Fecan	BCE	—	—	37,500	162,500	—	—
John W. Sheridan	BCE	5,100	55,576	141,080	826,182	—	1,607,029
Stephen G. Wetmore	BCE	—	—	—	395,000	—	652,500
Stephen G. Wetmore	Aliant	—	—	144,133	149,133	989,169	—
Pierre J. Blouin	BCE	—	—	69,866	268,434	100,578	269,160
Pierre J. Blouin	Emergis BCE	—	—	—	230,000	—	—

(1)	The aggregate value realized is calculated using the closing prices for a board lot of common shares of BCE, BCI, Aliant or BCE Emergis, as the case may be, on the TSX on the date of exercise, less the exercise price. Excludes value received as a Special Compensation Payment which is disclosed in the Summary Compensation Table under “Other Annual Compensation” and described under STOCK OPTIONS on page 25.

(2)	As freestanding SARs are not granted, the numbers relate solely to stock options.

(3)	The value of unexercised “in-the-money” options is calculated using the closing prices for a board lot of common shares of BCE, BCI, Aliant or BCE Emergis, as the case may be, on the TSX on December 31, 2002, less the exercise price of “in-the-money” options. “In-the-money” options are options that can be exercised at a profit, i.e. the market value of the shares is higher than the price at which they may be bought from BCE, BCI, Aliant or BCE Emergis, as the case may be.

(4)	Reflects the July 12, 2002 BCI stock consolidation of 1 for 119.93284. For more information concerning the BCI Stock Option Program, refer to BCI’s most recent management proxy circular filed with Canadian securities regulatory authorities.

(5)	Pursuant to the terms of Mr. Monty’s employment with BCE, all his BCE Replacement Options and Nortel Replacement Options and related SCPs vested upon his retirement and will remain outstanding for their remaining normal term.

(6)	As disclosed under footnote (4) to the Summary Compensation Table, on May 1, 2000 each outstanding BCE option was cancelled and replaced by options to acquire an equal number of our common shares and options to acquire common shares of Nortel Networks. The number of unexercised options and aggregate value of unexercised in-the-money options for each executive officer shown in this table includes the value of the BCE Replacement Options but does not include the value of holdings of Nortel Replacement Options as BCE no longer holds a material shareholding interest in Nortel Networks.

PENSION ARRANGEMENTS

Named Executive Officers participate in the non-contributory defined benefit pension plan of BCE or of Bell Canada (the “Pension Plan”), with the exception of Mr. Fecan who participates in the Bell Globemedia Defined Contribution Pension Plan. BCE’s and Bell Canada’s plans are substantially similar. In addition, eligible Named Executive Officers (with the exception of Mr. Fecan) enter into supplementary executive retirement agreements (“SERPs”). The following table shows estimated annual pension benefits payable, under the Pension Plan and SERPs, upon retirement on December 31, 2002 at age 65, to eligible Named Executive Officers in specified average earnings and years of service classifications. In no case may an eligible officer receive under the basic Pension Plan and the SERP an annual aggregate pension benefit from BCE and our subsidiaries in excess of 70% of average pensionable earnings.

Pension Plan Table

	Credited years of service
Pensionable
Earnings ($)	20	30	40

500,000	164,500	240,900	313,400
700,000	232,500	340,500	443,000
900,000	300,500	440,100	572,600
1,300,000	436,500	639,300	831,800
1,700,000	572,500	838,500	1,091,000
2,100,000	708,500	1,037,700	1,350,200
2,500,000	844,500	1,236,900	1,609,400
2,900,000	980,500	1,436,100	1,868,600

     Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case can indexation exceed 4%.

Bell Canada Enterprises  32  Management Proxy Circular

     The following describes the pensions payable to the eligible Named Executive Officers under the Pension Plan, as supplemented by the SERPs:

•	pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target, whether paid in cash or in Units. The inclusion of such awards is subject to a maximum limit.

•	eligible Named Executive Officers are credited with 1.5 year of pensionable service for each year of service as an officer of BCE or one of our subsidiaries or associated companies. Pensionable service may include additional years of service credit pursuant to any special arrangement extended by the Board.

•	pensions are payable for life with a spousal survivor benefit entitlement of approximately 60% of the pension payable to the Executive.

•	a retirement allowance equal to one year’s base salary is payable at time of retirement. (This amount is not included in computing the officer’s pensionable earnings).

•	eligible officers generally become eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph, service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer.

•	for purposes of computing their total retirement benefits, as of December 31, 2002, Mr. Sabia had 20.0 years of credited service, Mr. Sheridan, 27.2 years and Mr. Blouin, 20.3 years.

     Mr. Sabia, age 49, is entitled to retire at anytime from age 60 under his SERP agreement with BCE. In 2002, an additional 9 years of service were credited, such being offset by a reduction in the range used to determine future grant of options for the purpose of providing (i) a minimum replacement pension of 40% of his pensionable earnings at age 55 and (ii) a replacement pension at age 65 of 70% of his pensionable earnings. In the case of termination of employment on or after age 55 but prior to age 60, Mr. Sabia’s pension would be at least equal to 40% of his pensionable earnings defined as the one-year average of his best consecutive 60-month. In the event of a termination other than for cause or a change in control before the age of 55, Mr. Sabia’s pension at age 55 and beyond will be calculated as if he had reached age 55 prior to leaving.

     Mr. Monty retired on July 1, 2002. His pension benefits were calculated in accordance with the terms of his employment arrangements with BCE, using 39.1 years of pensionable service and U.S. $1,575,600 as average pensionable earnings. The pensionable earnings were established based on his Nortel Networks salary and bonus history as per the terms of his employment arrangements with BCE. Upon retirement, Mr. Monty’s monthly pension was calculated as U.S. $64,094 plus CDN $3,891.

     Under his SERP with BCE, Mr. Wetmore, age 50, will be eligible for retirement at age 55. His BCE pension, inclusive of pension benefits earned with Aliant will equal 25% of average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65, respectively.

TERMINATION AND OTHER EMPLOYMENT ARRANGEMENTS

An agreement with the President and Chief Executive Officer setting out the terms and conditions of Mr. Sabia’s employment was entered into effective April 24, 2002. In addition to the total compensation elements and pension arrangements described on pages 23 to 26 and pages 32 and 33 as well as in the Summary Compensation Table on page 28, the agreement provides for the following principal terms:

1.	Upon termination either (i) without cause, including following a change in control or (ii) if Mr. Sabia resigns for reasons permitted under the agreement, such as a substantial alteration in Mr. Sabia’s responsibilities including the removal of Mr. Sabia as a Director of BCE (other than if required by law), a reduction in Mr. Sabia’s total compensation, specific benefits or perquisites or for any reason within one year of a change in control (as described below), the following amounts, at the rates in effect at the date of termination are payable to Mr. Sabia:

•	Base salary and annual short-term incentive award, prorated to the number of complete months expired immediately after such termination

•	A lump sum payment equal to the base salary plus annual short-term incentive award at target (currently 125% of base salary for the Chief Executive Officer) for a maximum of thirty-six months (or a period equal to the amount of time between the date of termination and the date Mr. Sabia becomes eligible to receive his pension at age 65, whichever is less)

•	Any other benefits such as pension, disability, insurance proceeds, stock options or other amounts as may be payable as a result of the termination of Mr. Sabia’s employment under any plan or agreement.

These payments are subject to his compliance with non-competition and non-solicitation provisions.

2.	The vesting of all of Mr. Sabia’s BCE stock options in the event of a change of control (as defined below), irrespective of whether his employment is terminated, or not. The agreement defines “Change of Control” principally as the acquisition of 33 1/3% or more of our voting shares or the acquisition of 33 1/3% or more of our assets.

3.	Compensation and treatment of stock options upon illness, disability, retirement or death.

     For Mr. Fecan, the terms of his employment with Bell Globemedia provide that perquisites and other benefits will continue for a period of one year subsequent to the termination of his employment.

     For Mr. Wetmore, the terms of his employment with Bell Canada provide that the provisions dealing with termination other than for cause in his employment agreement with Aliant will be honoured until February 1, 2004. On that date, a similar agreement will then replace the current arrangement and will provide, in the event of a termination other than for cause, for a severance payment equal to two times (rather than the current three times) annual salary and bonus. For a description of such arrangements with Aliant, refer to Aliant’s 2002 management proxy circular filed with Canadian securities regulatory authorities.

     Mr. Blouin continues to be covered by a BCE severance arrangement under which he would be entitled to two years severance (base salary and average short-term incentive) in the event he is no longer employed by the BCE group.

Bell Canada Enterprises  33  Management Proxy Circular

Shareholder Return Performance Graphs

The graphs below compare the cumulative annual total return of our common shares against the cumulative annual total return of the S&P/TSX Composite Index and the S&P Global 1200 Telecommunication Services Index, assuming an initial investment of $100 and that all subsequent dividends were reinvested. Percentages shown within the graphs represent compounded annual rates of return over the period.

BCE Inc.
$100	124	287	410	352	292

S&P/TSX
$100	98	130	139	122	107

S&P 1200 Tel.
$100	153	225	136	104	75

BCE Index

Our total return index is based on our share price on the TSX plus any unpaid dividends. The five-year cumulative total return graph has been adjusted to reflect the distribution of our approximate 35% ownership interest in Nortel Networks to our shareholders on May 5, 2000. For the purposes of this graph, it has been assumed that the 1.570386 common shares of Nortel Networks received for each BCE common share held were sold on May 5, 2000 and that the proceeds from such disposition were invested into our common shares on the same day (without taking brokerage fees into account).

S&P/TSX Composite Index

The S&P/TSX Composite Index comprises approximately 70% of the total market capitalization of Canadian-based companies listed on the TSX. Such companies include amongst others: BCE, Bombardier Inc., Nortel Networks, Royal Bank of Canada and Canadian National Railway Company.

     The S&P/TSX total return data was obtained from The Globe and Mail.

S&P Global 1200 Telecommunication Services Index

The S&P Global 1200 Telecommunication Services Index consists of 50 companies worldwide including amongst others: BCE, Telus Corporation, the U.S. Regional Bell Operating Companies (BellSouth Corp., SBC Communications Inc., Verizon Communications Inc., Qwest Communications International Inc.), European Incumbent Local Exchange Carriers (BT Group PLC, Deutsche Telekom AG, France Telecom SA, Telecom Italia SpA, Telefonica S.A.), U.S. long-distance providers (Sprint Corp., AT&T Corp.), and wireless companies (AT&T Wireless Services Inc., Vodafone Group PLC, Orange SA, China Mobile (Hong Kong) Ltd., NTT Docomo Inc.).

     The S&P Global 1200 Telecommunication Services total return data was obtained from Standard & Poor’s.

Officers’ and Directors’ Indebtedness

Sarbanes provides that a company may not directly or indirectly, including through a subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer of that company. BCE and our subsidiaries have not granted loans as understood under this broad definition to any current directors or officers or to persons who have held such positions during the last financial year or their associates.

Bell Canada Enterprises  34  Management Proxy Circular

REPORT OF THE PENSION FUND COMMITTEE

The Pension Fund Committee (the “PFC”) is composed of four outside and unrelated directors, namely Mr. R. J. Currie (Chairman), Mr. A. S. Fell, Ms. J. Maxwell and Mr. R. C. Pozen. The PFC was established in November 2002 principally to assume the tasks related to our pension plan (the “Plan”) and fund (the “Fund”) and the unitized pooled fund we sponsor for the collective investment of the Fund and participating subsidiaries’ pension funds (the “Master Fund”).

     The PFC principally advises the Board on policy with respect to the administration, funding and investment of the Plan, the Fund and the Master Fund. More particularly, the PFC:

•	reviews the impact of proposed changes to benefits under the Plan on the Plan’s liabilities and funding requirements

•	approves long-term funding objectives in relation to the Plan liabilities

•	approves the appointment or removal of the actuary of the Plan

•	with respect to the Plan, the Fund and the Master Fund, reviews the systems in place for carrying out our responsibilities as employer and administrator of the Plan, the Fund and the Master Fund, including supervision and monitoring procedures and reports to the Board on the appropriateness of such systems

•	approves changes to the investment policies and procedures to be followed in the investment of the Fund and the Master Fund

•	reviews the investment performance of the Fund and the Master Fund.

     At its inaugural meeting on January 28, 2003, the PFC reviewed the governance structure for the Master Fund as well as the specific terms of the applicable pension plans and their respective funding requirements. The PFC further reviewed the thrusts of the Statement of Investment Policies and Procedures for the Master Fund.

Report presented February 26, 2003 by:
R. J. CURRIE, CHAIRMAN
A. S. FELL
J. MAXWELL
R. C. POZEN

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DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Directors’ and Officers’ liability insurance in the aggregate amount of U.S. $280 million (approximately $442 million) is purchased for the protection of all our directors and officers and those of our subsidiaries against liability incurred by such directors and officers. In 2002, the aggregate amount charged against earnings by BCE for its portion of the premium paid in respect of its directors and officers as a group was $864,590. In any case in which we are not permitted by law to reimburse the insured, the deductible is nil. Where we are permitted to reimburse the insured, the deductible is U.S. $1,000,000 (approximately $1.6 million).

ADDITIONAL INFORMATION

One copy of the following documents are available to any person upon request. Requests should be addressed to the Corporate Secretary of BCE, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, Canada H3B 4Y7:

•	our latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein

•	our comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors thereon, both contained in our most recent Annual Report, and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year

•	the Circular for the most recent annual meeting of shareholders.

Canadian Ownership and Control Regulations

Since 1994, Canadian ownership and control regulations (the “Regulations”) are prescribed under the Telecommunications Act (Canada) (the “Act”). To maintain the eligibility of Bell Canada and certain of its subsidiaries to act as Canadian common carriers under the Act, the level of non-Canadian ownership of our voting shares cannot exceed 33 1/3% and we may not be otherwise controlled by non-Canadians. The Regulations give BCE, as the holding corporation for Canadian common carriers such as Bell Canada, certain powers to monitor and control the level of non-Canadian ownership of its voting shares. Such powers include the right to refuse to register a transfer of voting shares to a non-Canadian, to force a non-Canadian to sell his or her voting shares and to suspend the voting rights attached to that person’s shares, if that person’s holding would jeopardize our status as a “Canadian” under the Regulations.

     In 1996, the federal government brought the Canadian ownership rules for broadcasting licensees, such as CTV (one of our subsidiaries), generally in line with the foregoing rules for Canadian common carriers by raising the maximum allowable investment in voting shares from 20% to 33 1/3% at the holding company level. However, reflecting cultural concerns over increased foreign control of broadcasting activities, a restriction was introduced that prevents a holding company that exceeds the former 20% limit or its directors from exercising control or influence over any programming decisions of a subsidiary licensee. In addition, we hold a broadcasting license as a limited partner in Bell ExpressVu LP and therefore are subject to the 20% foreign ownership limit for broadcasting licensees.

     To the best of our knowledge, the level of non-Canadian ownership of our common shares was approximately 15.5% as at March 10, 2003. We monitor and periodically report on the level of non-Canadian ownership of our common shares.

2004 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 15, 2003 to be considered for inclusion in next year’s Circular for the purposes of our 2004 Annual Meeting of shareholders.

INVESTOR RELATIONS

Information concerning us, in addition to the documents referred to under Additional Information above, is available upon request from Investor Relations, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, Canada H3B 4Y7, or by calling 1-800-339-6353. This additional information includes our management’s discussion and analysis of our first, second and third quarter results and our quarterly supplements to our earnings press releases. These documents, as well as our Annual Information Form, annual and quarterly reports and news releases, are also available on our website (www.bce.ca).

I, the undersigned, Chief Legal Officer and Acting Corporate Secretary of BCE Inc., hereby certify that the contents of this Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Meeting, to each director and to the auditors were approved by our Board effective March 13, 2003.

Martine Turcotte
Chief Legal Officer and Acting Corporate Secretary

Certified at Montréal,
this 13th day of March, 2003

Bell Canada Enterprises  36  Management Proxy Circular

Printed in Canada

Out of concern for the environment, BCE’s Notice of 2003 Annual Meeting and
Management Proxy Circular is printed with vegetable-based ink and is completely recyclable.